Exhibit 99.1

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

for the 2023 Annual General Meeting of the

Shareholders of

AUSTIN GOLD CORP.

Dated as of April 10, 2023

AUSTIN GOLD CORP.
9th Floor, 1021 West Hastings Street
Vancouver, BC V6E 0C3
Tel: (604) 644-6579

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of Austin Gold Corp. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, BC V6C 2T5 on Wednesday, May 10, 2023, at 2:00 p.m. (Pacific Time) for the following purposes:

(a)	to receive the audited financial statements of the Company for the fiscal year ended December 31, 2022, together with the auditors' report thereon;

(b)	to fix the number of directors at seven (7) for the ensuing year;

(c)	to elect directors for the ensuing year as described in the information circular accompanying this Notice;

(d)	to re-appoint Manning Elliott LLP as the Company's auditors for the ensuing year at a remuneration to be fixed by the directors;

(e)	to consider and, if thought fit, to pass, with or without variation, an ordinary resolution of the shareholders approving a new stock incentive plan of the Company, the full text of which is set out in Schedule "B” of the accompanying Information Circular; and

(f)	to transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the information circular (the "Information Circular") accompanying this notice. The audited consolidated financial statements and related management’s discussion and analysis (“MD&A”) for the Company for the financial year ended December 31, 2022 and 2021 have already been mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company's transfer agent as discussed below, or they can be found on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com under the Company's profile.

The Board of Directors of the Company has by resolution fixed the close of business on March 27, 2023 as the record date for the Meeting, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournment(s) thereof.

As described in the “notice and access” notification mailed to shareholders of the Company, the Company has opted to deliver its Meeting materials to shareholders by posting them on its website at https://www.austin.gold/agm/ and under the Company’s profile on the Canadian SEDAR at www.sedar.com. The use of this alternative means of delivery is more environmentally friendly and more economical as it reduces the Company’s paper and printing use and thus reduces the Company’s printing and mailing costs. The Meeting materials will be available on the Company’s website for one full year.

Shareholders who wish to receive paper copies of the Meeting materials prior to the Meeting may request copies from the Company's transfer agent American Stock Transfer & Trust Company, LLC no later than April 26, 2023 by: (i) emailing them at info@astfinancial.com; (ii) calling 888-Proxy-NA (888-776-9962) 718-921-8562 (for international callers); or (iii) accessing their website at https://us.astfinancial.com/OnlineProxyVoting/ProxyVoting/RequestMaterials.

Proxies to be used at the Meeting must be deposited with the Company, c/o the Company's transfer agent American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219, no later than 2:00 p.m. (Pacific Time) on May 8, 2023, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournment(s) thereof is held. See also the form of proxy for instructions as to the use of telephone and internet voting.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

DATED at Vancouver, British Columbia, this 10th day of April, 2023.

BY ORDER OF THE BOARD

“Dennis Higgs”

Dennis Higgs

President and Director

AUSTIN GOLD CORP.
9th Floor, 1021 West Hastings Street
Vancouver, BC V6E 0C3
Tel: (604) 644-6579

INFORMATION CIRCULAR

(As at April 10, 2023, except as indicated)

Austin Gold Corp. (the "Company") is providing this information circular (the "Information Circular") and a form of proxy in connection with management’s solicitation of proxies for use at the annual general meeting (the "Meeting") of the shareholders of the Company (the "Shareholders") to be held on Wednesday, May 10, 2023 at 2:00 p.m. (Pacific Time) and at any adjournments and postponements thereof. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

All dollar amounts referenced herein are expressed in United States Dollars (“$” or “USD”) unless otherwise stated.

NOTICE-AND-ACCESS

The Company has elected to use the notice and access provisions (“Notice and Access Provisions”) for the Meeting pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) with respect to the mailing to its non-registered (beneficial) shareholders. The Notice and Access Provisions allow the Company to post proxy-related materials both on SEDAR and a non-SEDAR website, rather than delivering the materials by mail. Shareholders will receive a Notice of Meeting and a form of proxy or voting instruction form and may choose to receive a printed paper copy of the Information Circular.

The Company is not using procedures known as ‘stratification’ in relation to the Notice and Access Provisions. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of the Information Circular to some, but not all, shareholders with the Notice of Meeting.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

VOTING BY PROXY

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Common shares of the Company ("Shares") represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219, not later than 2:00 p.m. (Pacific Time) on May 8, 2023, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournment(s) thereof is held, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered Shareholders or persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders of the Company whose names appear on the Share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased Shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are "non-registered" Shareholders ("Non-Registered Shareholders") because the Shares they own are not registered in their names but instead registered in the name of a nominee (a "Nominee") such as a brokerage firm through which they purchased the Shares. The Company’s Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of their Shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Company) of which the Intermediary is a participant.

Nominees are required to forward the Meeting materials to Non-Registered Shareholders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the Non-Registered Shareholder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your shares are voted at the Meeting.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners).

The Company is not sending the Meeting materials directly to NOBOs in connection with the Meeting, but rather has distributed copies of the Meeting materials to the Nominees for distribution to NOBOs. The Company does not intend to pay for Nominees to deliver the Meeting materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to OBOs. As a result, OBOs will not receive the Meeting Materials unless their Nominee assumes the costs of delivery.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a Shareholder, his or her attorney authorized in writing or, if the Shareholder is a Company, a Company under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Shares without par value, of which 13,271,750 Shares are issued and outstanding as at the record date of March 27, 2023 (the "Record Date"). Persons who are registered Shareholders at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company, except the following:

Name	No. of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares (1)
Dennis Higgs	2,212,277	16.67%
Darcy Higgs	1,666,667	12.56%
Kenneth McNaughton	1,400,000	10.55%
Joseph Ovsenek	1,400,000	10.55%

(1)      Based on 13,271,750 Shares issued and outstanding as of April 10, 2023.

FINANCIAL STATEMENTS AND AUDITORS’ REPORT

The audited financial statements of the Company (the "Financial Statements") for the year ended December 31, 2022 and 2021, and the auditors’ report thereon will be tabled before the Shareholders at the Meeting. The audited financial statements have been approved by the Audit Committee and the Board of Directors (the “Board”). The Financial Statements can also be found under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.austin.gold. No vote by the Shareholders is required to be taken with respect to the Financial Statements.

NUMBER OF DIRECTORS

The Board presently consists of seven (7) directors to be elected annually. At the Meeting, it is proposed to keep the number of directors elected at seven (7) directors to hold office until the next annual general meeting. Shareholder approval will be sought to fix the number of directors of the Company at seven (7). In the absence of instructions to the contrary, the enclosed proxy will be voted to set the number of directors of the Company at seven (7).

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted FOR the nominees herein listed.

The Company has an audit committee (the "Audit Committee"). Members of the Audit Committee are set out below.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province and Country of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Period as a Director of the Company	Number of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly
Joseph Ovsenek(5) Chairman and Director British Columbia, Canada	President, CEO, and Chairman of P2 Gold Inc., May 2020 to Present; President, CEO, and Director of Pretium Resources Inc., January 2017 to May 2020.	April 21, 2020	1,400,000
Dennis Higgs(5) President and Director British Columbia, Canada	President, Secretary and sole owner of Ubex Capital Inc.; Director of Energy Fuels Inc., June 2015 to Present.	April 21, 2020	2,212,277
Kenneth McNaughton(4)(5) Vice President, Exploration and Director British Columbia, Canada	Chief Exploration Officer and Director of P2 Gold Inc., January 2021 to Present; Chief Exploration Officer of Pretium Resources, January 2011 to September 2020.	April 21, 2020	1,400,000
Barbara Filas(1)(2)(4) Director Colorado, United States	Partner at Filas Engineering and Environmental Services LLC, September 2014 to December 2021; Director of Energy Fuels Inc., March 2018 - Present	August 18, 2020	Nil.
Benjamin Leboe(1)(2)(3) Director British Columbia, Canada	Director at Nevada Exploration Inc, May 2017 to Present; Director at Ynvisible Interactive Inc., May 2018 to Present; Director and Chief Financial Officer at Everest Biopharma International Inc, June 2017 to April 2020.	August 18, 2020	Nil.
Tom Yip(1)(3) Director Colorado, United States	Director at P2 Gold Inc., May 2021 to Present; Director at Maritime Resources Corp., July 2021 to Present; Chief Financial Officer of P2 Gold Inc., December 2020 to June 2021; Executive Vice President and Chief Financial Officer of Pretium Resources Inc. from 2015 to October 2020.	September 3, 2020	Nil.
Guillermo Lozano-Chávez(2)(3)(4) Director Texas, United States	Director at Silver Dollar Resources, February 2021 to Present; self-employed geological consultant.	October 19, 2020	Nil.

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Governance and Nominating Committee.
(4)	Member of the Environmental, Health, and Safety Committee.
(5)	Member of the Corporate Disclosure Committee.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

To the knowledge of the Company, except as set out below in this Information Circular, no proposed director:

(a)	is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)	was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)	is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

The following Compensation Discussion and Analysis is intended to provide information about the Company's philosophy, objectives and processes regarding compensation for the executive officers of the Company. It explains how decisions regarding executive compensation are made and the reasoning behind these decisions.

COMPENSATION DISCUSSION AND ANALYSIS

The compensation program is designed to provide competitive levels of compensation. Austin Gold recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. In general, Austin Gold’s directors and “Named Executive Officers”, as defined below under the heading “Statement of Executive Compensation – Summary Compensation Table”, may receive compensation that is comprised of three components:

(a)	salary, wages or contractor payments (“salary”);

(b)	Options, and subject to approval of the New Stock Incentive Plan (as defined below under the heading Particulars of Other Matters to be Acted Upon – Approval of New Stock Incentive Plan), stock appreciation rights, restricted stock, restricted stock units, dividend equivalents and other stock-based awards; and

(c)	bonuses.

The objectives and reasons for this system of compensation are to allow Austin Gold to remain competitive compared to its peers in attracting experienced personnel. The salaries are set on the basis of a review and comparison of salaries paid to executives at similar companies.

Compensation Mix

The Company compensates its executive officers through base salary, cash bonuses and the award of stock options ("Options") under the Company's stock option plan (the "Option Plan") at levels which the compensation committee of the Board (the "Compensation Committee") believes are reasonable in light of the performance of the Company under the leadership of the executive officers. In the event that the New Stock Incentive Plan is approved, the Company will compensate its executive officers through other awards issuable under the New Stock Incentive Plan – See Particulars of Other Matters to be Acted Upon – Approval of New Stock Incentive Plan. The objective of the compensation program is to provide a combination of short, medium and long term incentives that reward performance and also are designed to achieve retention of high-quality executives. An aggregate of $326,596 in cash bonuses were awarded to Named Executive Officers for the year ended December 31, 2022.

The following table provides an overview of the elements of the Company's compensation program.

Compensation Element	Award Type	Objective	Key Features
Base Salary	Salary	Provides a fixed level of regularly paid cash compensation for performing day-to-day executive level responsibilities.	Recognizes each officer's unique value and historical contribution to the success of the Company in light of salary norms in the industry and the general marketplace.
Annual Short-Term Incentive Plan Cash Bonuses	Annual non-equity incentive plan	Motivates executive officers to achieve key corporate objectives by rewarding the achievement of these objectives.	Discretionary cash payments recommended to the Board by the Compensation Committee based upon contribution to the achievement of corporate objectives and individual performance.
Long-Term Incentives	Option-based and, subject to approval of the New Stock Incentive Plan, share-based awards	Long-term, equity-based, incentive compensation that rewards long-term performance by allowing executive officers and directors to participate in the long-term appreciation of the Company's Shares. The Compensation Committee believes that the granting of Options (and other awards subject to approval of the New Stock Incentive Plan) is required in order for the Company to be competitive with its peers from a total remuneration standpoint and to encourage executive officer retention.

Option awards granted as determined by the Board, typically based on recommendations from the Compensation Committee. Options are granted at market price, and historically either vested immediately or vest over 18 months and have a term of five to ten years. The terms of future Option grants (and other awards subject to approval of the New Stock Incentive Plan) will be determined by the Board.

Assessment of Compensation

Option grants are designed to reward directors and Named Executive Officers for success on a similar basis as the Shareholders, although the level of reward provided by a particular Option grant is dependent upon the volatile stock market.

Any bonuses paid are allocated on an individual basis and are based on review by the Board of the work planned during the year and the work achieved during the year, including work related to mineral exploration, administration, financing, shareholder relations and overall performance. Austin Gold is in the process of implementing a bonus plan that will include comparative share price or market cap performance against a group of peers, as well as performance metrics relating to corporate and personal business and exploration objectives. As at the date of this Information Circular, Austin Gold has not adopted any formal policy to allow Austin Gold to claw-back bonuses or any other payments for inappropriate behavior.

As a junior mineral exploration company, Austin Gold remains at risk of losing qualified personnel to companies with greater financial resources and it attempts to mitigate this risk wherever possible through appropriate written contracts.

Salary: Base salary is intended to compensate core competences in the executive role relative to skills, experience and contribution to the Company. Base salary provides fixed compensation determined by reference to competitive market information. The Compensation Committee believes that salaries should be competitive and, as such, should provide the executive officers with an appropriate compensation that reflects their level of responsibility, industry experience, individual performance and contribution to the growth of the Company. The 2022 base salaries of the Named Executive Officers of the Company disclosed in the "Summary Compensation Table", were established primarily on this basis.

Annual Cash Bonuses: Bonuses are paid at the discretion of the Board on recommendation of the Compensation Committee, based upon the performance of the individual, achievement of corporate objectives and the individual executive's contribution thereto. Bonuses awarded by the Compensation Committee are intended to be competitive with the market while rewarding executive officers for meeting qualitative goals, including delivering near-term financial and operating results, developing long-term growth prospects, improving the efficiency and effectiveness of business operations and building a culture of teamwork focused on creating long-term shareholder value. Consistent with the flexible nature of the annual bonus program, the Compensation Committee does not assign any specific weight to any particular performance goal. The Board can exercise discretion to award compensation absent attainment of a pre-determined performance goal, or to reduce or increase the size of a bonus award. To date, the Board has not exercised its discretion to award a bonus absent attainment of applicable performance goals, except that the Company granted a cash bonus in 2022 to certain of its Named Executive Officers upon the Company meeting the objective of closing its initial public offering and listing its Shares on the NYSE American (alternatively, the “Exchange”). The Compensation Committee considers not only the Company's performance during the year with respect to the qualitative goals, but also with respect to market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances. In sum, the Compensation Committee analyzes the total mix of available information on a qualitative, rather than quantitative, basis in making bonus determinations. Target bonuses for Named Executive Officers may be exceeded if an executive officer is instrumental in the achievement of favourable milestones in addition to pre-determined objectives, and in circumstances where an executive's individual commitment and performance is exceptional.

Long-Term Incentives: The allocation of Options and the terms thereof, are integral components of the compensation package of the executive officers of the Company. The Company's Option Plan is in place for the purpose of providing equity-based compensation to its officers, employees and consultants. The Compensation Committee believes that the grant of options to the executive officers serve to motivate achievement of the Company's long-term strategic objectives and the result will benefit all shareholders of the Company. Options are awarded to employees of the Company (including the directors and Named Executive Officers) by the Board based in part upon the recommendation of the Compensation Committee, which bases its recommendations in part upon recommendations of the President relative to the level of responsibility and contribution of the individuals toward the Company's goals and objectives.

The vesting terms of Options granted to Named Executive Officers are determined by the Board. The Compensation Committee exercises its discretion to adjust the number of Options awarded based upon its assessment of individual and corporate performance and the anticipated future hiring requirements of the Company. Also, the Compensation Committee considers the overall number of Options that are outstanding relative to the number of outstanding Shares of the Company and the overall number of Options held by each individual optionee relative to the number of Options that are available under the Option Plan in determining whether to make any new grants of Options and the size of such grants. The granting of specific options to Named Executive Officers are generally reviewed by the Compensation Committee for recommendation to the Board for final approval.

Compensation Risk Considerations

The Compensation Committee regularly considers the implications of the potential risks associated with the Company's compensation policies and practices. The Compensation Committee has not identified compensation policies or practices that are reasonably likely to have a material adverse effect on the Company.

Stock Option Plans and Other Incentive Plans

Austin Gold's Option Plan is the Company’s approved securities-based compensation plan. The Option Plan was approved by the Board on December 1, 2020, and amended and approved by the Board on July 5, 2021 and approved by the Shareholders on July 22, 2021.

A Summary of the material terms of the Company's Option Plan is set out below. Capitalized terms used but not otherwise defined in this summary shall have the meanings ascribed thereto in the Option Plan which is accessible on the Company’s SEDAR profile at www.sedar.com.

Eligible Participants

(a)	Directors, Senior Officers, Employees, Management Company Employees and Consultants of the Company and its subsidiaries are eligible to participate in the Option Plan (the “Eligible Person” and, following the grant of an Option award pursuant to the Option Plan, the “Participants”). The Board or any committee authorized by the Board is responsible for administering the Option Plan. The Option Plan permits the Board to grant Options to purchase Shares of the Company.

Shares Issuable Pursuant to the Option Plan

(a)	The number of Shares of common stock reserved for issuance under the Option Plan shall not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis.

Types of Awards

(a)	The Board may grant Options to any Eligible Person at any time, in such number and on such terms as will be determined by the Board in its discretion. Options may be granted only to Eligible Persons. The exercise price for any Option granted pursuant to the Option Plan will be determined by the Board; provided, however that the price will not be less than the Fair Market Value (as defined in the Option Plan) prevailing on the date the Option is granted. Options shall be exercisable over a period of up to ten years, as determined by the Board.

(b)	The Board may determine and impose terms upon which each Option shall become vested. Unless otherwise specified by the Board at the time of granting an Option, and subject to the other limits on Option grants set out in the Option Plan, all Options granted under the Option Plan shall vest and become exercisable in full upon grant.

Assignability

(a)	No Participant may assign any of his, her, or its rights under the Option Plan.

Cessation of Awards

(a)	If the Participant ceases to be an Eligible Person due to his or her death or Disability (as such term is defined in the Option Plan) or, in the case of a Participant that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Participant shall be exercisable to acquire vested, unissued shares at any time up to but not after the earlier of: (i) 365 days after such death or Disability; or (ii) the Expiry Date (as such term is defined in the Option Plan).

(b)	If the Participant or, in the case of a Management Company, Employee or a Consultant Company, the Participant’s employer, ceases to be an Eligible Person as a result of termination for cause as that term is interpreted by the courts of the jurisdiction in which the Participant, or, in the case of a Management Company Employee or a Consultant Company, of the Participant’s employer, is employed or engaged; any outstanding Option held by such Participant on the date of such termination, whether in respect of Shares that are vested or not, shall be cancelled as of that date.

(c)	If the Participant or, in the case of a Management Company Employee or a Consultant Company (as such terms are defined in the Option Plan), the Participant’s employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Participant shall be exercisable to acquire vested, unissued Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days after the Participant or, in the case of a Management Company Employee or a Consultant Company, the Participant’s employer, ceases to be an Eligible Person. Notwithstanding the foregoing, the Board may, in its sole discretion if it determines such is in the best interests of the Company, extend the Expiry Date of the Option of a Participant to a later date up to a maximum of one year from the Expiry Date.

(d)	If the Participant receives New Options (as such term is defined in the Option Plan) the New Options shall expire on the earlier of: (i) the Expiry Date of the Subject Options (as such term is defined in the Option Plan); (ii) if the Participant does not become an Eligible Person in respect of the New Company (as such term is defined in the Option Plan), the date that the Subject Options expire pursuant to the Option Plan; (iii) if the Participant becomes an Eligible Person in respect of the New Company, the date that the New Options expire pursuant to the terms of the New Company’s stock option plan that correspond to the Option Plan; and (iv) the date that is one (1) year after the Participant ceases to be an Eligible Person in respect of the New Company or such shorter period as determined by the Board.

Amending the Option Plan

(a)	The Board may from time to time, subject to applicable law and to the prior approval, if required, of the shareholders, NYSE American or any other regulatory body having authority over the Company or the Option Plan, suspend, terminate or discontinue the Option Plan at any time, or amend or revise the terms of the Option Plan or of any Option granted under the Option Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to a Participant under the Option Plan without the consent of that Participant. Any amendments to the Option Plan or options granted thereunder will be subject to the approval of the shareholders.

The foregoing summary of the Option Plan is not complete and is qualified in its entirety by reference to the Option Plan, which is filed on the Company’s profile on SEDAR at www.sedar.com.

Subject to the approval of the Shareholders, it is intended that the Company will adopt a New Stock Incentive Plan in substantially the form attached as Schedule “B” to this Information to replace the Company's current Option Plan. The New Stock Incentive Plan is being placed before Shareholders at the Meeting for approval. See Particulars of Other Matters to be Acted Upon – Approval of New Stock Incentive Plan.

Compensation Governance

The Board has established a Compensation Committee, which is comprised entirely of independent directors. The current members of the Compensation Committee are: Guillermo Lozano-Chávez (Chair), Benjamin Leboe, and Barbara Filas. Each of the Compensation Committee members has served for several years in either a senior management capacity, or as a director and compensation committee member of an issuer, at which they would have had direct responsibility for reviewing performance of direct reports, hiring, setting of performance goals and objectives and setting salaries.

The mandate of the Compensation Committee is to carry out the responsibilities delegated by the Board relating to the review and determination of a compensation plan that is both motivational and competitive for executive officers and other members of senior management so that it will attract, hold and inspire performance of executive officers and other members of senior management of a quality and nature that will enhance the reputation, sustainability and growth of the Company.

Compensation objectives are established by the Compensation Committee and include the following:

(a)	attracting and retaining highly-qualified individuals;

(b)	creating among directors, officers, consultants and employees, a corporate environment which will align their interests with those of the shareholders; and

(c)	ensuring competitive compensation that is also affordable for Austin Gold.

The Compensation Committee has adopted a written charter, pursuant to which its responsibilities include, among other things:

(a)	Consider annually the compensation philosophy and guidelines for the Company, including:

(i)	reviewing and recommending for approval by the Board the compensation philosophy and structure, including the Company's short-term and long-term incentive plans and benefits, for the President of the Company and the other officers reporting to the President;

(ii)	establishing the appropriate methodology to determine compensation and the compensation amounts being cash, non-cash and/or equity related for the Company’s executive management;

(iii)	establishing peer groups of comparable companies and targeting competitive positioning for the Company’s compensation programs; and

(iv)	considering the implications of the potential risks associated with the Company’s compensation policies and programs;

(b)	Lead the annual President review/evaluation process and recommend President compensation to the Board for approval and report the results of the process to the Board. The President cannot be present during any voting or deliberations by the Compensation Committee on his or her compensation;

(c)	In consultation with the President, review the President’s assessment of non-President executive management and fix the compensation of each member of executive management for recommendation to the Board for approval;

(d)	In consultation with the President, review and make recommendations to the Board for its approval on:

(i)	all matters concerning incentive awards, compensation performance targets, perquisites and other remuneration matters with respect to executive management;

(ii)	benefit plans applicable to executive management including levels and types of benefits; and

(iii)	any stock option plan, restricted share plan, performance share plan or other similar equity-based plan and the granting/awarding of any amounts under such plans;

(e)	Review and recommend for approval any agreements providing for the payment of benefits following a change of control of the Company or severance of executive management following a termination of employment; and

(f)	Annually review the Board’s compensation program and make any recommendations to the Board for approval.

SUMMARY COMPENSATION TABLE

The following table (presented in accordance with National Instrument Form 51-102F6 Statement of Executive Compensation) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company in respect of the following individuals (each, a "Named Executive Officer" or "NEO"):

(a)	each individual who acted as CEO or CFO for all or any portion of the most recently completed financial year,

(b)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the CEO and the CFO), whose total compensation was, individually, more than $150,000 for the most recently completed financial year, and

(c)	any individual who would have satisfied these criteria but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

Summary Compensation Table

						Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share Based Awards ($)	Option- Based Awards(1) ($)		Annual Incentive Plans(2) ($)	Long-Term Incentive Plans ($)	Pension Value ($)	All Other Compensation(3) ($)	Total Compensation ($)
Dennis Higgs(4)(5)	2022	107,585	Nil	34,406	(11)	192,116	Nil	Nil	Nil	334,107
President and Director	2021	Nil	Nil	Nil		Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	75,537	(12)	Nil	Nil	Nil	Nil	75,537
Grant Bond(6)(7)	2022	21,149	Nil	90,830	(11)	Nil	Nil	Nil	Nil	111,979
CFO	2021	Nil	Nil	Nil		Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil		Nil	Nil	Nil	Nil	Nil
Kenneth McNaughton(5)(8)	2022	Nil	Nil	34,406	(11)	Nil	Nil	Nil	Nil	34,406
VP, Exploration and Director	2021	Nil	Nil	Nil		Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	75,537	(12)	Nil	Nil	Nil	Nil	75,537
Darcy Higgs(9)	2022	80,689	Nil	34,406	(11)	115,269	Nil	Nil	Nil	230,364
Corporate Secretary	2021	Nil	Nil	Nil		Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	75,537	(12)	Nil	Nil	Nil	Nil	75,537
Katrina Anderson(10)	2022	28,817	Nil	Nil		19,212	Nil	Nil	Nil	48,029
Former CFO	2021	12,206	Nil	Nil		Nil	Nil	Nil	Nil	12,206
	2020	1,498	Nil	151,075	(12)	Nil	Nil	Nil	Nil	152,573

(1)	Represents options to purchase Shares of the Company, with each option upon exercise entitling the holder to acquire one Share. Fair value is calculated using the Black-Scholes model. This value is the same as the fair value established in accordance with IFRS accounting requirements and was determined using various assumptions including share price volatility on the grant date, the expected life of the option, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada or United States Department of the Treasury for the grant date. See "Outstanding Share-Based and Option-Based Awards – Named Executive Officers".
(2)	Annual short-term incentive plan ("STIP") cash bonus earned by each NEO in the respective year.
(3)	This amount includes medical and health benefits, health care spending account, life insurance, accidental death and dismemberment.
(4)	Dennis Higgs was appointed the President and Director of the Company on April 22, 2020.
(5)	These NEOs did not receive compensation for their services as directors of the Company.
(6)	Grant Bond was appointed as CFO of the Company on October 1, 2022.
(7)	The Company does not compensate Grant Bond directly; however, Grant Bond receives remuneration as an officer of P2 Gold Inc. ("P2 Gold"), a portion of which is charged to the Company by P2 Gold pursuant to the Services Agreement between the Company and P2 Gold.
(8)	Kenneth McNaughton was appointed Vice President, Exploration and Director of the Company on April 22, 2020.
(9)	Darcy Higgs was appointed Corporate Secretary and Director of the Company on April 22, 2020. Darcy Higgs resigned as Director of the Company on August 18, 2020.
(10)	Katrina Anderson was appointed CFO of the Company on August 17, 2020 and resigned as CFO of the Company on September 30, 2022.
(11)	On October 27, 2022, the Company awarded options to the NEOs at a per share exercise price of $0.9161, expiring on October 27, 2027. These options have a grant date fair value of $0.8257, calculated using the Black-Scholes option pricing model with a per share exercise price of $0.9161, expected life of five years and volatility of 143.2%.
(12)	On December 2, 2020, the Company awarded options to the NEOs at a per share exercise price of C$3.00, expiring on December 2, 2030. These options have a grant date fair value of $2.9310, calculated using the Black-Scholes option pricing model with a per share exercise price of C$3.00, expected life of ten years and volatility of 141.6%.

Narrative Discussion

As of the date of this Information Circular, the Company has the following employment agreements and arrangements in place:

(a)	The Company has a consulting agreement with Ubex Capital Inc., a private company wholly-owned by Dennis Higgs, for his services in the role of President for a fee of C$30,000 per month.
(b)	The Company has a consulting agreement with Darcy Higgs, for his services in the role of Corporate Secretary for a fee of C$20,000 per month.
(c)	The Company has a financial services agreement with P2 Gold for the services of Grant Bond in his role as CFO for a fee of C$7,576 per month.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards - Named Executive Officers

The following table sets forth information with respect to all outstanding Options granted under the Option Plan to the Named Executive Officers, as at December 31, 2022.

	Option-Based Awards					Share-based Awards
	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Dennis Higgs	33,333	(2)	2.22	December 2, 2030	Nil	N/A	N/A	N/A
President and Director	41,667	(3)	0.92	October 27, 2027	1,163
Grant Bond	110,000		0.92	October 27, 2027	3,069	N/A	N/A	N/A
CFO
Kenneth McNaughton	33,333	(2)	2.22	December 2, 2030	Nil	N/A	N/A	N/A
VP, Exploration and Director	41,667	(3)	0.92	October 27, 2027	1,163
Darcy Higgs	33,333	(2)	2.22	December 2, 2030	Nil	N/A	N/A	N/A
Corporate Secretary	41,667	(3)	0.92	October 27, 2027	1,163
Katrina Anderson	66,667	(2)	2.22	December 2, 2030	Nil	N/A	N/A	N/A
Former CFO

(1)	Calculated based on the difference between the market price of the Company's shares on the NYSE American on December 31, 2022 ($0.9440) and the exercise price of the options.
(2)	These Options have a term of ten years and vested immediately upon grant.
(3)	These Options to have a term of five years from the grant date, exercisable at a price per Share that is equal to the closing price of the Shares on the NYSE American on the grant date, in accordance with the Option Plan, and vest in four instalments, with 25% vesting on the grant date of the Options, 25% vesting on the date that is six months after the grant date, 25% vesting on the date that is 12 months after the grant date and 25% vesting on the date that is 18 months after the grant date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information in respect of the value of awards under the Option Plan to the Named Executive Officers of the Company that vested during the period ending December 31, 2022 and bonuses awarded to Named Executive Officers, for the financial year ending December 31, 2022.

			Non-Equity Incentive Plan
	Option-Based Awards -	Share-Based Awards -	Compensation-
	Value Vested During Year (1)	Value Vested During Year	Value Earned During Year(2)
Name	($)	($)	($)
Dennis Higgs President and Director	Nil	N/A	192,116
Grant Bond CFO	Nil	N/A	Nil
Kenneth McNaughton VP, Exploration and Director	Nil	N/A	Nil
Darcy Higgs Corporate Secretary	Nil	N/A	115,259
Katrina Anderson Former CFO	Nil	N/A	19,212

(1)	This is the aggregate dollar value that would have been realized if the options had been exercised on their vesting date and assuming the NEO had the entire vested amount available for exercise.
(2)	Annual cash bonus earned by each NEO in 2022.

Narrative Discussion

For a summary of the significant terms of the Company's Option Plan, see disclosure under the heading "Compensation Discussion and Analysis - Stock Option Plans and Other Incentive Plans."

PENSION PLAN BENEFITS

The Company does not have and does not anticipate having any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination and Change of Control Table

The following table sets forth information with respect to the estimated aggregate dollar amount to which each current NEO would have been entitled if the event resulting in termination of employment occurred on December 31, 2022.

		Incremental Entitlements(1)
Name and Title	Termination Event	Base Salary or Consulting Rate(2)	Average Annual STIP	Value of Option-Based Awards(3)	Total
Dennis Higgs,	Without cause or for good reason	$531,601	Nil	$291	$531,892
President and Director	Without cause or for good reason within 12 months following a change of control	$531,601	Nil	$872	$532,473
Grant Bond,	Without cause or for good reason	Nil	Nil	$767	$767
CFO	Without cause or for good reason within 12 months following a change of control	Nil	Nil	$767	$767
Kenneth McNaughton,	Without cause or for good reason	Nil	Nil	$291	$291
VP, Exploration and Director	Without cause or for good reason within 12 months following a change of control	Nil	Nil	$291	$291
Darcy Higgs,	Without cause or for good reason	$11,075	Nil	$291	$11,366
Corporate Secretary	Without cause or for good reason within 12 months following a change of control	$11,075	Nil	$291	$11,366

(1)	Assumes that there is no salary or accrued vacation owing at the date of termination, and that all expenses to the date of termination have been reimbursed.
(2)	Amounts are translated from Canadian dollars into USD using the spot rate of US$1.00: C$1.3544 at December 31, 2022.
(3)	Assumes the vesting of all outstanding options and is calculated based on the difference between the market price of the Company's shares on the NYSE American on December 31, 2022 ($0.9440) and the exercise price of each option.

Employment, Consulting and Management Agreements

As of the fiscal year ended December 31, 2022, other than as described below, the Company does not have any contract, agreement, plan or arrangement that provides for payments to the Named Executive Officers at, following, or in connection with any termination (whether voluntary, involuntary or constructive) resignation, retirement, a change in control of the Company or a change in a director or Named Executive Officer's responsibilities.

Dennis Higgs

The Company entered into an independent contractor agreement with Ubex Capital Inc., a company owned by Dennis Higgs, President and Director of the Company on June 1, 2022 (the “Contractor Agreement”). Pursuant to the Contractor Agreement, Mr. Higgs is to serve as the President and Director of the Company subject to certain termination rights on the part of Austin Gold and Mr. Higgs. The Contractor Agreement provides that upon certain termination events (the “Termination Events”) or a “Control Change” (as defined below), Mr. Higgs will be entitled to a severance package from the Company (the “Severance Package”). The Contractor Agreement defines the Severance Package as a payment equal to three times Mr. Higgs’ annual compensation (based on Mr. Higgs’ annual compensation at the time of his termination of employment), structured and paid in accordance with Mr. Higgs’ instructions, subject to the Company’s statutory obligations.

The Contractor Agreement defines a “Control Change” to mean: (i) an acquisition of 100% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons by virtue of an agreement, arrangement or commitment; (ii) the amalgamation or consolidation of the Company with, or merger of the Company into, any other person, unless 1) the Company is the surviving person formed by such transaction and 2) immediately after giving effect to such transaction at least 60% of the voting rights of the Company (the “Voting Rights”) are owned by persons who held at least 60% of the Voting Rights immediately before giving effect to such transaction; or (iii) the direct or indirect transfer, sale, lease or other disposition of 90% or more of the assets of the Company in terms of gross fair market value unless 1) such disposition is to a corporation and 2) immediately after giving effect of such disposition, at least 60% of the Voting Rights are owned by the Company or by persons who held 60% of the Voting Rights immediately before giving effect to such disposition.

The Contractor Agreement defines "Termination Events" as follows: (1) if the Company makes a material adverse change in the duties or responsibilities assigned to Mr. Higgs, Mr. Higgs may elect, by notice in writing, within 30 calendar days of the material adverse change, to terminate the Contractor Agreement. If Mr. Higgs notifies the Company of such election, the Company shall provide Mr. Higgs with the Severance Package and grants set out in Section 9.5 of the Contractor Agreement; and (2) if a Control Change occurs, Mr. Higgs may elect, by notice in writing, within 30 calendar days of the Control Change, to terminate the Contractor Agreement pursuant to Section 9.6 of the Contractor Agreement. If Mr. Higgs notifies the Company of such election, the Company shall provide Mr. Higgs with the Severance Package and grants as set out in Section 9.5 of the Contractor Agreement.

Darcy Higgs

The Company entered into an executive services agreement with Darcy Higgs, the Corporate Secretary of the Company on June 1, 2022 (the “Services Agreement”). Pursuant to the Services Agreement, Mr. Higgs is to serve as the Corporate Secretary of the Company subject to certain termination rights on the part of Austin Gold and Mr. Higgs. The Services Agreement provides that the Company may terminate the Services Agreement at any time without notice for any material breach of the Services Agreement or other grounds that would be permitted by law (collectively, the "Cause”). In such event, Mr. Higgs shall not be entitled to any compensation or notice but shall be entitled to receive the installments of his consulting fees though to the effective date of the termination.

The Services Agreement provides that Mr. Higgs will be entitled to the full amount of the instalments of the consulting fee through to the termination date, plus the amount, if any, of any accrued unpaid expenses reimbursable under the Services Agreement and an additional lump sum amount equivalent to one (1) month of the consulting fee calculated based on the highest rate in effect during the three (3) month period immediately preceding the termination date if: (a) the Company terminates the Services Agreement without Cause; or (b) Mr. Higgs has “Good Cause” to terminate the Services Agreement.

Subsequent to December 31, 2022, on March 1, 2023, the Services Agreement with Mr. Higgs was amended to include the following: in the case of a termination without cause or change of control, the Company shall provide Mr. Higgs with a payment equal to three times his annual compensation (based on Mr. Higgs’ annual compensation at the time of his termination of employment), structured and paid in accordance with Mr. Higgs’ instructions, subject to the Company's statutory obligations.

Grant Bond

The Company has also entered into a financial services agreement with P2 Gold dated March 1, 2023 (which replaced the services agreement dated October 1, 2022) pursuant to which Grant Bond is to serve as Chief Financial Officer of the Company and P2 Gold (the “Financial Services Agreement”). The Financial Services Agreement provides that the Company may terminate the Financial Services Agreement at anytime by giving P2 Gold 30-days prior written notice of such termination. P2 Gold may also terminate the Financial Services Agreement at any time by giving the Company 90-days prior written notice of such termination. Following the giving by P2 Gold or the Company of written notice of termination, P2 Gold shall cooperate and work with the Company to provide for an orderly and timely transition to the Company’s successor financial services provider.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth the compensation paid to the directors who are not also NEOs for the Company's most recently completed financial year:

Director		Fees Earned(1)	Share- Based Awards	Option- Based Awards(1)		Non-Equity Incentive Plan Compensation(2)	Pension Value	All Other Compensation(3)	Total
Name	Year	($)	($)	($)		($)	($)	($)	($)
Joseph Ovsenek	2022	Nil	Nil	34,406	(8)	Nil	Nil	Nil	34,406
Chairman and Director	2021	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2020	Nil	Nil	75,537	(9)	Nil	Nil	Nil	75,537
Barbara Filas(4)	2022	10,936	Nil	22,020	(8)	Nil	Nil	Nil	32,956
Director	2021	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2020	Nil	Nil	188,843	(9)	Nil	Nil	Nil	188,843
Benjamin Leboe(4)	2022	10,936	Nil	22,020	(8)	Nil	Nil	Nil	32,956
Director	2021	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2020	Nil	Nil	188,843	(9)	Nil	Nil	Nil	188,843
Guillermo Lozano-Chavez(5)	2022	10,936	Nil	22,020	(8)	Nil	Nil	Nil	32,956
Director	2021	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2020	Nil	Nil	188,843	(9)	Nil	Nil	Nil	188,843
Tom Yip(6)	2022	10,936	Nil	22,020	(8)	Nil	Nil	Nil	32,956
Director	2021	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2020	Nil	Nil	188,843	(9)	Nil	Nil	Nil	188,843
Sandra MacKay(4)(7)	2022	Nil	Nil	Nil		Nil	Nil	Nil	Nil
Former Director	2021	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2020	Nil	Nil	188,843	(9)	Nil	Nil	Nil	188,843

(1)	Fair value is calculated using the Black-Scholes model. This value is the same as the fair value established in accordance with IFRS accounting requirements and was determined using various assumptions including share price volatility on the grant date, the expected life of the option, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada or United States Department of the Treasury for the grant date.

(2)	STIP cash bonus earned by each director in the respective year.
(3)	This amount includes medical and health benefits, health care spending account, life insurance and accidental death and dismemberment.
(4)	Barbara Filas, Benjamin Leboe and Sandra MacKay were appointed directors of the Company on August 18, 2020.
(5)	Guillermo Lozano-Chavez was appointed director of the Company on October 19, 2020.
(6)	Tom Yip was appointed director of the Company on September 3, 2020.
(7)	Sandra MacKay resigned as director of the Company on February 8, 2022 and her Options were subsequently terminated in accordance with the Company's Option Plan.
(8)	On October 27, 2022, the Company awarded options to the directors at a per share exercise price of $0.9161, expiring on October 27, 2027. These options have a grant date fair value of $0.8257, calculated using the Black-Scholes option pricing model with a per share exercise price of $0.9161, expected life of five years and volatility of 143.2%.
(9)	On December 2, 2020, the Company awarded options to the directors at a per share exercise price of C$3.00, expiring on December 2, 2030. These options have a grant date fair value of$2.9310, calculated using the Black-Scholes option pricing model with a per share exercise price of C$3.00, expected life of ten years and volatility of 141.6%.

Narrative Discussion

The Company does not have a formal director compensation policy in place. The Company compensates the independent directors at a rate of $1,500 per month for their services which include attending Board meeting and serving on the various committees of the Company. Any additional compensation paid to the directors of the Company, who are not NEOs, is subject to the Board's discretion. Pursuant to the Company's Option Plan, the directors of the Company who are not NEOs, were awarded an aggregate of 148,335 Options on October 27, 2022. The award of Options is discretionary and not pursuant to a set director compensation policy. There are no matters discussed in the Compensation Discussion and Analysis section that do not apply to directors in the same way that they apply to NEOs such as practices for granting Option-based awards.

Outstanding Share-Based Awards and Option-Based Awards – Directors

The following table sets forth information with respect to all outstanding share-based and option-based awards to directors who are not Named Executive Officers as at December 31, 2022.

	Option-Based Awards					Share-based Awards
	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Joseph Ovsenek Chairman and Director	33,333 41,667	(2) (3)	2.22 0.92	December 2, 2030 October 27, 2027	Nil 1,163	N/A	N/A	N/A
Barbara Filas Director	83,333 26,667	(2) (3)	2.22 0.92	December 2, 2030 October 27, 2027	Nil 744	N/A	N/A	N/A
Benjamin Leboe Director	83,333 26,667	(2) (3)	2.22 0.92	December 2, 2030 October 27, 2027	Nil 744	N/A	N/A	N/A
Guillermo Lozano-Chavez Director	83,333 26,667	(2) (3)	2.22 0.92	December 2, 2030 October 27, 2027	Nil 744	N/A	N/A	N/A
Tom Yip Director	83,333 26,667	(2) (3)	2.22 0.92	December 2, 2030 October 27, 2027	Nil 744	N/A	N/A	N/A

(1)	Calculated based on the difference between the market price of the Company's shares on the NYSE American on December 31, 2022 ($0.9440) and the exercise price of the options.
(2)	These Options have a term of ten years and vested immediately upon grant.
(3)	These Options to have a term of five years from the grant date, exercisable at a price per Share that is equal to the closing price of the Shares on the NYSE American on the grant date, in accordance with the Option Plan, and vest in four instalments, with 25% vesting on the grant date of the Options, 25% vesting on the date that is six months after the grant date, 25% vesting on the date that is 12 months after the grant date and 25% vesting on the date that is 18 months after the grant date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information in respect of the value of awards under the Option Plan to directors who are not NEOs that vested during the period ending December 31, 2022 and bonuses awarded to directors who are not NEOs, for the financial year ending December 31, 2022.

Non-Equity Incentive Plan
	Option-Based Awards -	Share-Based Awards -	Compensation-
	Value Vested During Year(1)(2)	Value Vested During Year	Value Earned During Year
Name	($)	($)	($)
Joseph Ovsenek Chairman and Director	Nil	N/A	Nil
Barbara Filas Director	Nil	N/A	Nil
Benjamin Leboe Director	Nil	N/A	Nil
Guillermo Lozano-Chavez Director	Nil	N/A	Nil
Tom Yip Director	Nil	N/A	Nil

(1)	This is the aggregate dollar value that would have been realized if the options had been exercised on their vesting date and assuming the NEO had the entire vested amount available for exercise.
(2)	Annual cash bonus earned by each director in 2022.

Narrative Discussion

For a summary of the significant terms of the Company's Option Plan, see disclosure under the heading "Compensation Discussion and Analysis - Stock Option Plans and Other Incentive Plans."

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2022.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (1)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	1,093,333	$1.67	233,842
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,093,333	$1.67	233,842

(1)	Options issued pursuant to the Company’s current Option Plan. See Particulars of Other Matters to be Acted Upon – Approval of New Stock Incentive Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the Record Date, none of the directors, executive officers or employees of the Company or former directors, executive officers or employees of the Company or its subsidiaries had any indebtedness outstanding to the Company or any of the subsidiaries as at the date hereof and no indebtedness of these individuals to another entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of the subsidiaries as at the date hereof. Additionally, no individual who is, or at any time during the Company’s last financial year was, a director or executive officer of the Company, proposed management nominee for director of the Company or associate of any such director, executive officer or proposed nominee is as at the date hereof, or at any time since the beginning of the Company’s last financial year has been, indebted to the Company or any of its subsidiaries or to another entity where the indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, including indebtedness for security purchase or any other programs.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

At the Meeting, Shareholders will be asked to pass an ordinary resolution to appoint Manning Elliott LLP, as auditors of the Company and to authorize the directors of the Company to fix the remuneration to be to be paid to the auditors. An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management of the Company recommends that Shareholders vote FOR the appointment of Manning Elliott LLP, as the Company’s auditors and authorize the directors of the Company to fix the remuneration to be paid to the auditors.

Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Manning Elliott LLP, as the Company’s auditors and authorize the directors of the Company to fix the remuneration to be paid to the auditors.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company.

AUDIT COMMITTEE

Under National Instrument 52-110 Audit Committees (“NI 52-110”), a reporting issuer is required to provide disclosure annually with respect to its audit committee, including the text of its audit committee charter, information regarding the composition of the Audit Committee, and information regarding fees paid to its external auditor. The Company provides the following disclosure with respect to its Audit Committee.

Audit Committee Charter

The Audit Committee Charter sets out the Audit Committee’s responsibilities and authority, procedures governing meetings, qualifications for membership and particulars governing the role of the chair of the Audit Committee. A copy of the Audit Committee Charter is attached as Schedule “A” hereto.

Composition of Audit Committee

As at the date of this Information Circular, the following individuals are the current members of the Audit Committee and will hold office until the next annual general meeting of shareholders of the Company:

Benjamin Leboe (Chair)	Independent(1)	Financially Literate(1)
Barbara Filas	Independent(1)	Financially Literate(1)
Tom Yip	Independent(1)	Financially Literate(1)
(1)	For the purposes of the requirements established by NI 52-110 applicable to reporting issuers.

The members of the Audit Committee are elected by the Board at its first meeting following each annual shareholders’ meeting to serve one-year terms and are permitted to serve an unlimited number of consecutive terms.

Relevant Education and Experience

Each member of the Company's Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting.

Benjamin Leboe – Mr. Leboe is a Director of Ynvisible Interactive Inc. and Nevada Exploration Inc., both listed on the TSX Venture Exchange. Previously he served as CFO of Uranerz Energy Corporation, listed on NYSE American and the TSX before that company merged with Energy Fuels Inc. During his nine years at Uranerz, Mr. Leboe also held such positions as Ethics Officer, Corporate Secretary, Principal Accounting Officer and Senior Vice President of Finance. Prior to joining Uranerz, Mr. Leboe was a Senior Consultant, Management Consulting, of the Business Development Bank of Canada. He has served as a director, CFO, Principal Accounting Officer and Treasurer of numerous public companies in Canada and the United States. Since 1990, Mr. Leboe has been Principal, Independent Management Consultants of British Columbia. Prior to that time, he was a Partner of KPMG Consulting and its predecessor firms. He holds a business degree from the University of British Columbia, is a Certified Management Consultant and retired Business Valuator/Chartered Accountant (CPA, CA).

Barbara Filas – Ms. Filas is internationally recognized in the mining sector in the disciplines of management, environmental and social responsibility, and sustainability. She has hands-on experience at operating gold and coal mining and processing facilities; executive experience in consulting, public companies, and non-profits; and project experience on six continents. She was the first female President of the Society for Mining, Metallurgy and Exploration Inc. in 2005, the world’s largest mining technical society, and currently volunteers as the Nominations Chair and Chair of the Board of Governors for the National Mining Hall of Fame and Museum. Ms. Filas is a graduate of the University of Arizona and is a licensed professional Mining Engineer and Qualified Person. She currently serves on the Board of Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR).

Tom Yip - Mr. Yip has over 30 years of financial management experience in the mining industry for exploration and development companies and producers. He was most recently CFO for Pretium Resources Inc, after being a member of its Board of Directors (2011-2020) and previously CFO for Silver Standard Resources Inc. (now SSR Mining Inc.), serving as a key member of the leadership team when each company transitioned from exploration and development to production. He began his mining career at Echo Bay Mines Ltd. where he served as its CFO before the company merged with Kinross Gold Corporation in 2003. Mr. Yip is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, it has not relied on an exemption, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

As part of Austin Gold’s corporate governance practices and in accordance with the Charter of the Audit Committee, the Audit Committee reviews and pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(a)	the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(b)	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)	such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee.

The objective of this policy is to specify the scope of services permitted to be performed by Austin Gold’s auditors and to ensure that the independence of Austin Gold’s auditors is not compromised through engaging them for other services. The Audit Committee has concluded that all services performed by Austin Gold’s auditors comply with the foregoing policies, and professional standards and securities regulations governing auditor independence. The CFO of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year, and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

External Auditors Service Fees (By Category)

In connection with the Company’s last three fiscal year ends, the Company incurred audit fees as set out in the table below. In the table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories. All amounts in the table are expressed in Canadian dollars.

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)	Total
December 31, 2022	$36,750	$36,100	$6,800	$12,528	$92,178
December 31, 2021	$26,750	$17,500	$4,000	$14,300	$62,550
December 31, 2020	$15,000	Nil	Nil	Nil	$15,000

(1)	"Audit Fees" include the aggregate professional fees paid to the external auditors for the audit of the annual financial statements, MD&A and other annual regulatory audits and filings.
(2)	"Audit Related Fees" includes the aggregate fees paid to the external auditors for services related to the audit services, including reviewing quarterly financial statements and MD&A thereon and conferring with the Board and Audit Committee regarding financial reporting and accounting standards.
(3)	"Tax Fees" include the aggregate fees paid to external auditors for tax compliance, tax advice, tax planning and advisory services, including timely preparation of tax returns.
(4)	"All Other Fees" include fees other than "Audit fees", "Audit related fees" and "Tax fees" above, which include prospectus and consent procedures.

Corporate Governance Disclosure

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with day-to-day management of the Company.

National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”) establishes corporate governance guidelines to be used by issuers in developing their own corporate governance practices. The Board is committed to ensuring that the Company has an effective corporate governance system, which adds value and assists the Company in achieving its objectives.

Board of Directors

The Board, at present, is composed of seven directors, two of whom are executive officers of Austin Gold, one of whom previously served as an executive officer, and four of whom are considered to be “independent”, as that term is defined in applicable securities legislation. The Board evaluates the independence of each nominee for election as a director of the Company in accordance with the listing rules of the NYSE American set forth in the NYSE American Company Guide. Pursuant to these rules, a majority of the Board must be “independent directors” within the meaning of the NYSE American Company Guide, and all directors who sit on the Audit Committee, Governance and Nominating Committee (as defined below under the heading "Corporate Governance Disclosure - Governance and Nominating Committee) and Compensation Committee must also be independent directors. The NYSE American definition of “independence” includes a series of objective tests, such as the director or director nominee is not, and was not during the last three years, an employee of Austin Gold or its subsidiaries and has not received certain payments from, or engaged in various types of business dealings with us. In addition, as further required by the NYSE American, the Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of the Board, would interfere with such individual’s exercise of independent judgment in carrying out his or her responsibilities as a director. In making these determinations, the Board reviewed and discussed information provided by the directors with regard to each director’s business and personal activities as they may relate to the Company and its management.

As a result, the Board has affirmatively determined that each of Barbara Filas, Tom Yip, Guillermo Lozano-Chávez and Benjamin Leboe are independent in accordance with the NYSE American listing rules. Dennis Higgs, by reason of being the President of Austin Gold, Kenneth McNaughton, by reason of being the VP, Exploration of Austin Gold, and Joseph Ovsenek, by reason of previously serving as the Executive Chairman of Austin Gold, are not considered independent. The Board has also affirmatively determined that all members of the Audit Committee, Governance and Nominating Committee and Compensation Committee are independent directors. The determination of independence made by the Board in respect of each director aligns with applicable Canadian securities laws.

Directorships

The following table sets out information regarding other directorships presently held by directors of the Company with other reporting issuers (or the equivalent) in Canada or any foreign jurisdiction:

Name of Director	Name of Other Reporting Issuer	Exchange	Period as a Director
Joseph Ovsenek	P2 Gold Inc. Victoria Gold Corp.	TSXV TSX	April 2020 – Present August 2020 – Present
Dennis Higgs	Energy Fuels Inc.	NYSE American and TSX	June 2015 – Present
Kenneth McNaughton	P2 Gold Inc. Camino Minerals Corp. Envirometal Technologies Inc.	TSXV TSXV CSE	November 2020 – Present April 2015 – Present March 2017 - Present
Barbara Filas	Energy Fuels Inc.	TSX, NYSE	March 2018 – Present
Benjamin Leboe	Nevada Exploration Inc. Ynvisible Interactive Inc.	TSXV TSXV	August 2015 – Present May 2018 – Present
Guillermo Lozano-Chávez	Silver Dollar Resources	CSE, OTCQB, Frankfurt Stock Exchange	February 2021 – Present
Tom Yip	P2 Gold Inc. Maritime Resources Corp.	TSXV TSXV	May 2021 - Present July 2021 – Present

Orientation and Continuing Education

Austin Gold has not yet developed an official orientation or training program for new directors. As required, new directors have the opportunity to become familiar with Austin Gold by meeting with the other directors, officers and employees. Orientation activities are tailored to the particular needs and experience of each director and the overall requirements of the Board.

Ethical Business Conduct

The Board monitors the ethical conduct of Austin Gold and ensures that it complies with the applicable legal and regulatory requirements of relevant securities commissions and stock exchanges. Austin Gold has a Code of Business Conduct and Ethics for members of the Board, which can be found on Austin Gold’s website at www.austin.gold. Among the purposes of the Code of Business Conduct and Ethics are to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict; and to provide guidance to employees, officers and directors to help them recognize and deal with ethical issues.

In general, the Board has found that the fiduciary duties placed on individual directors by Austin Gold’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of Austin Gold.

Nomination of Directors

The Board has established a Governance and Nominating Committee that is comprised entirely of independent directors; the Governance and Nominating Committee is charged with the responsibility of identifying new candidates for Board nomination, among other things. See “Corporate Governance Disclosure - Governance and Nominating Committee” for more information.

Director Term Limits

Austin Gold has not adopted term limits for the directors of the Board as term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into Austin Gold and its operations and an institutional memory that benefits the Board as well as Austin Gold and its stakeholders.

Retirement Policy

Austin Gold does not currently have a retirement policy requiring its directors to retire at a certain age.

Compensation Committee

The Board has also established a Compensation Committee, which is comprised entirely of independent directors. The current members of the Compensation Committee are: Guillermo Lozano-Chávez (Chair), Benjamin Leboe and Barbara Filas. Each of the Compensation Committee members has served for several years in either a senior management capacity, or as a director and compensation committee member of an issuer, at which they would have had direct responsibility for reviewing performance of direct reports, hiring, setting of performance goals and objectives and setting salaries. See disclosure under the heading "Compensation Discussion and Analysis – Compensation Governance" for more information on the Compensation Committee and its role with the Company.

Governance and Nominating Committee

The Board has established a governance and nominating committee (the "Governance and Nominating Committee") that is comprised entirely of independent directors; this committee is charged with the responsibility of identifying new candidates for Board nomination, among other things. The current members of the Governance and Nominating Committee are: Tom Yip (Chair), Guillermo Lozano-Chávez, and Benjamin Leboe. While a formal process has not yet been developed, it is expected that Board candidates will be identified through industry contacts and search firms.

The mandate of the Governance and Nominating Committee is to provide a focus on governance that will enhance the Company's performance, to assess and make recommendations regarding the Board's effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors.

The responsibilities and powers of the Governance and Nominating Committee are set out in its written charter, and include, among other things:

(a)	Oversee the annual review of the Board, and its committees' and individual directors' performances to ensure the effective functioning of the Board;

(b)	Annually review the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management;

(c)	Develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration, among other matters, the following:

(i)	the independence of each Director;

(ii)	the competencies and skills the Board, as a whole, should possess;

(iii)	the current strengths, skills and experience represented by each Director, as they affect Board dynamics;

(iv)	retirement dates;

(v)	the appropriate size of the Board, with a view to facilitating effective decision-making; and

(vi)	the diversity of the Board;

(d)	Develop recommendations regarding the essential and desired experience and skills for potential directors, taking into consideration the Board’s short-term needs and long-term succession plans;

(e)	Develop and implement a process to handle any nominees for director who are recommended by security holders;

(f)	In conjunction with the Board Chair and the President, identify, screen and recommend to the Board nominees for election to the Board, considering what competencies and skills each nominee will bring to the Board, their past business experience, their integrity, their industry knowledge, their ability to contribute to the success of the Company, their past experience as directors or management, their expected contribution to achieving an overall Board which can function as a high performance team with sound judgment and proven leadership, as well as whether or not they can devote sufficient time and resources to their duties as a Board member, their contribution to the diversity of the Board, and any other factors as may be considered appropriate;

(g)	In conjunction with the Board Chair and the President, assess the needs of the Board in terms of the frequency and location of Board and committee meetings, meeting agendas, discussion papers, reports and information, and the conduct of meetings and make recommendations to the Board as required;

(h)	In conjunction with the Board Chair and the President, recommend committee members and committee chair appointments to the Board for approval and review the need for, and the performance and suitability of, those committees and make recommendations as required;

(i)	Review, monitor and make recommendations to the Board regarding the orientation and education of Directors;

(j)	Review the Board’s needs for formal Board, committee and individual Director evaluation processes; and develop and implement appropriate processes;

(k)	Review and approve the request of an individual Director to engage independent counsel in appropriate circumstances, at the Company’s expense; and

(l)	Annually review the Company’s directors’ and officers’ third-party liability insurance to ensure adequacy of coverage.

Assessments

The Board and each individual director are regularly assessed regarding their effectiveness and contribution. The assessment considers:

(a)	in the case of the Board, its mandate and charter; and

(b)	in the case of an individual director, the applicable position description(s), if any, as well as the competencies and skills each individual director is expected to possess.

Environmental, Health & Safety Committee

Austin Gold has established an environmental, health, and safety committee (the "Environmental, Health, and Safety Committee"), which is currently comprised of Barbara Filas (Chair), Guillermo Lozano-Chávez, and Kenneth McNaughton. The Environmental, Health, and Safety Committee have adopted a written charter, pursuant to which its responsibilities include, among other things:

(a)	review periodically the health, safety, environmental and social responsibility policies of the Company and recommend to the Board any improvements to such policies that it considers necessary or valuable;

(b)	monitor the health, safety, environmental and social responsibility policies and activities of the Company to ensure that the Company is in compliance with applicable law;

(c)	encourage, assist, support and counsel management of Austin Gold in developing short and long-term policies, standards and principles with respect to the environment, health and safety;

(d)	review results of health, safety, environmental and social responsibility programs and ensure that risks and impacts are identified and that sufficient resources are allocated to address the identified risks and impacts;

(e)	review quarterly reports by management on health, safety, environmental and social responsibility issues; and

(f)	perform a review and evaluation, at least annually, of the performance of the Environmental, Health, and Safety Committee and its members, including a review of the compliance of the Environmental, Health, and Safety Committee with its written charter.

Austin Gold recognizes that its success is tied to the health, safety and sustainability of the communities in which Austin Gold operates, and acknowledges that Austin Gold and its personnel have a shared responsibility in working with the communities in which Austin Gold operates.

Communications and Corporate Disclosure Policy

Austin Gold has established a corporate disclosure committee (the "Corporate Disclosure Committee"), which is currently comprised of Joseph Ovsenek, Dennis Higgs, Kenneth McNaughton and Darcy Higgs. The Corporate Disclosure Committee has adopted a Communications and Corporate Disclosure Policy, pursuant to which the Corporate Disclosure Committee has as its responsibilities, among other things:

(a)	ensure appropriate systems, processes and controls for disclosure are in place;

(b)	ensure the proper and timely completion and filing of technical reports, if necessary;

(c)	review all news releases and Core Disclosure Documents (as defined in the policy) to ensure that they are accurate and complete in all respects prior to their release or filing; and

(d)	review and update, if necessary, the Corporate Disclosure Policy as needed, to ensure compliance with changing regulatory requirements, subject to approval by the Board of Directors.

Diversity Policy

Austin Gold and the Board value the benefits that diversity can bring and seeks to maintain a management team and Board comprised of talented and dedicated officers and directors with a diverse mix of experience, skills and backgrounds collectively reflecting the strategic needs of the business and the nature of the environment in which the Company operates. To this end, the Company has adopted a Diversity Policy.

In identifying qualified candidates for executive positions and nomination to the Board, the Board, the Governance and Nominating Committee and the President will consider prospective candidates based on merit, having regard to those competencies, expertise, skills, background and other qualities identified from time to time by the Board, the Governance and Nominating Committee and the President as being important in fostering a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination.

The Board, the Governance and Nominating Committee and the President must give due consideration to characteristics, such as gender, age, ethnicity, disability, sexual orientation and geographic representation, which contribute to management and Board diversity. The Board, the Governance and Nominating Committee and the President may, in addition to conducting its own search, engage qualified independent advisors to assist in identifying prospective diverse executive and director candidates that meet the selection criteria established by the Board, the Governance and Nominating Committee and the President and that support its diversity objectives. In implementing its responsibilities under the Diversity Policy, the Board, the Governance and Nominating Committee and the President will take into account the Board’s diversity objectives and the diverse nature of the business environment in which the Company operates, as well as the need to maintain flexibility to effectively address succession planning and to ensure that the Company continues to attract and retain highly qualified individuals to serve on the Board and as executive officers.

The Governance and Nominating Committee will report and make recommendations to the Board regarding any changes required to Board composition or to the Board recruitment process to achieve the diversity goals outlined in this diversity policy. The President will report and make recommendations to the Board regarding any changes required to executive officer composition or to the Company’s recruitment process to achieve the diversity goals of the Company.

Information Technology Policy

Austin Gold has established an Information Technology Policy which outlines the standards employees must observe when using the Company’s IT systems, the circumstances in which Austin Gold will monitor their use, and actions that may be taken when this policy is breached.

Particulars of Other Matters to be Acted Upon

Approval of New Stock Incentive Plan

On December 1, 2020, the Company adopted its Option Plan, being a 10% rolling stock option plan, as amended on July 5, 2021, which was approved by the Board on July 5, 2021 and approved by the shareholders on July 22, 2021, under which the Board may from time to time in its discretion, grant to directors, officers, employees and consultants of the Company non-transferable options to purchase Shares. The current Option Plan is the only stock option plan or other incentive plan the Company currently has in place.

Subject to the approval of the Shareholders, it is intended that the Company will adopt a new stock incentive plan in substantially the form attached as Schedule “B” to this Information Circular (the “New Stock Incentive Plan”) to replace the Company's current Option Plan. The New Stock Incentive Plan is being placed before Shareholders at the Meeting for approval.

Summary of the New Stock Incentive Plan

The following is a summary of the key provisions of the New Stock Incentive Plan. The following summary is qualified in all respects by the full text of the New Stock Incentive Plan. Capitalized terms used in this section and not otherwise defined, have the meanings ascribed thereto in the New Stock Incentive Plan.

Purpose

The purpose of the New Stock Incentive Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, independent contractors, advisors and non-employee Directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company’s business and to compensate such persons through various stock-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company’s shareholders.

Eligible Persons

(a)	Employees, officers, non-employee Directors, consultants, independent contractors or advisors providing services to the Company or any Affiliate, or any such person to whom an offer of employment or engagement with the Company or any Affiliate is extended are eligible to participate in the New Stock Incentive Plan (the “Eligible Person” and, following the grant of an Award pursuant to the New Stock Incentive Plan, the “Participant”). An Eligible Person must be a natural person, and may only be granted an Award in connection with the provision of services not related to capital raising or promoting or maintaining a market for the Shares.

Administration of Plan

(a)	The Compensation Committee of the Board or any successor committee of the Board designated by the Board is responsible for administering the New Stock Incentive Plan.

Shares Issuable Pursuant to the New Stock Incentive Plan

(a)	Subject to the adjustment provisions set out in the New Stock Incentive Plan, the aggregate number of Shares reserved for issuance under the New Stock Incentive Plan is:

(i)	2,500,000 Shares; plus

(ii)	any unused Shares available for Awards under the Prior Stock Plans as of May 10, 2023; plus

(iii)	any Shares subject to any outstanding Award under the Prior Stock Plans that, after May 10, 2023, are not purchased or are forfeited, paid in cash or reacquired by the Company, or otherwise not delivered to the Participant due to termination or cancellation of such Award.

(b)	The aggregate number of Shares that may be issued under all Awards under the New Stock Incentive Plan will be reduced by Shares subject to Awards issued under the New Stock Incentive Plan in accordance with the Share counting rules described in Section 4(b) of the New Stock Incentive Plan.

Types of Awards

(a)	The Compensation Committee has full power and authority to, among other things: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under the New Stock Incentive Plan; (iii) determine the number of Shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each Award; (iv) determine the terms and conditions of any Award or Award Agreement; and (v) amend the terms and conditions of any Award or Award Agreement.

(b)	Options:

(i)	The exercise price for any Option granted pursuant to the New Stock Incentive Plan will be determined by the Compensation Committee; provided, however that the price will not be less than the Fair Market Value (as defined in the New Stock Incentive Plan) of a Share prevailing on the date the Option is granted. Options shall be exercisable over a period of up to ten years, as determined by the Compensation Committee.

(ii)	The Compensation Committee will determine the time or times at which an Option may be exercised within the Option term, either in whole or in part, and the method of exercise, except that any exercise price tendered shall be in either cash, Shares having a Fair Market Value on the exercise date equal to the applicable exercise price or a combination thereof, as determined by the Compensation Committee.

(iii)	Additional provisions apply to the grant of Options which are intended to qualify as "Incentive Stock Options", being Options that are intended to meet the requirements of Section 422 of the United States Internal Revenue Code of 1986 (the “Code”),or any successor provision. The New Stock Incentive Plan provides that up to 2,500,000 Shares reserved under the New Stock Inventive Plan may be issued as Incentive Stock Options. To the extent that the aggregate Fair Market Value (determined at the time of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Non-Qualified Stock Options. All Incentive Stock Options must be granted within ten years from the earlier of the date on which the New Stock Incentive Plan was adopted by the Board or the date the New Stock Incentive Plan was approved by the shareholders of the Company and, subject to certain exceptions, unless sooner exercised, all Incentive Stock Options shall expire and no longer be exercisable no later than 10 years after the date of grant

(c)	Stock Appreciation Rights

(i)	The holder of a Stock Appreciation Right granted under the New Stock Incentive Plan is eligible, upon exercise, to receive the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the Stock Appreciation Right as specified by the Compensation Committee, which price shall not be less than the Fair Market Value of one Share on the date of grant of the Stock Appreciation Right.

(d)	Restricted Stock and Restricted Stock Units

(i)	Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Compensation Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Compensation Committee may deem appropriate.

(ii)	The vesting of a Restricted Stock or a Restricted Stock Unit may, at the Compensation Committee’s discretion, be conditioned upon the Participant’s completion of a specified period of service with the Company or an Affiliate, or upon the achievement of one or more performance goals established by the Compensation Committee, or upon any combination of service based and performance-based conditions.

(e)	Dividend Equivalents

(i)	Participants granted Dividend Equivalents shall be entitled to receive payments (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Compensation Committee) equivalent to the amount of cash dividends paid by the Company to holders of Shares with respect to a number of Shares determined by the Compensation Committee.

(ii)	The Compensation Committee may not grant Dividend Equivalents to Eligible Persons in connection with grants of Options, Stock Appreciation Rights or other Awards the value of which is based solely on an increase in the value of the Shares after the grant of such Award.

(f)	The Compensation Committee may further grant Other Stock-Based Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the New Stock Incentive Plan. The Compensation Committee shall determine the terms and conditions of such Awards, subject to the terms of the New Stock Incentive Plan and any applicable Award Agreement. No Other Stock-Based Awards may contain a purchase right or an Option-like exercise feature.

Limits on Transfer of Awards

(a)	No Award (other than fully vested and unrestricted Shares issued pursuant to any Award) and no right under any such Award shall be transferable by a Participant other than by will or by the laws of descent and distribution, and no Award (other than fully vested and unrestricted Shares issued pursuant to any Award) or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate.

(b)	The Compensation Committee has the discretion to permit the transfer of Awards; provided, however, that such transfers shall be in accordance with the rules of Form S-8 (e.g., limited to immediate family members of Participants, trusts and partnerships established for the primary benefit of such family members or to charitable organizations); and provided, further, that such transfers shall not be made for consideration to the Participant.

Amending the New Stock Incentive Plan

The Board may amend, alter, suspend, discontinue or terminate the New Stock Incentive Plan at any time; provided, however, that, notwithstanding any other provision of the New Stock Incentive Plan or any Award Agreement, prior approval of the shareholders of the Company shall be required for any amendment to the New Stock Incentive Plan that:

(a)	requires shareholder approval under federal, state or provincial securities laws, or the rules or regulations of the Securities and Exchange Commission, the NYSE American or any other securities exchange, in each case, that are applicable to the Company;

(b)	increases the number of Shares authorized under the New Stock Incentive Plan as specified in Section 4(a) of the New Stock Incentive Plan;

(c)	increases the value contained in Section 4(d) of the New Stock Incentive Plan;

(d)	permits repricing of Options or Stock Appreciation Rights, which is currently prohibited by Section 6(f) of the New Stock Incentive Plan;

(e)	permits the award of Options or Stock Appreciation Rights at a price less than the Fair Market Value of a Share on the date of grant of such Option or Stock Appreciation Right, contrary to the provisions of Sections 6(a)(i) and 6(b) of the New Stock Incentive Plan; and

(f)	increases the maximum term permitted for Options and Stock Appreciation Rights as specified in Sections 6(a)(ii) and 6(b) of the New Stock Incentive Plan.

Clawback

All Awards under the New Stock Incentive Plan shall be subject to recovery or other penalties pursuant to (i) any Company clawback policy, as may be adopted or amended from time to time, or (ii) any applicable law, rule or regulation or applicable stock exchange rule, including, without limitation, Section 304 of the Sarbanes Oxley Act of 2002, Section 954 of the Dodd Frank Wall Street Reform and Consumer Protection Act and any applicable stock exchange listing rule adopted pursuant thereto.

Stock Incentive Plan Resolution

At the Meeting, Shareholders will be asked to consider, and, if deemed advisable, to approve an ordinary resolution to approve the New Stock Incentive Plan.

The complete text of the resolution, with or without variation, to be placed before the Meeting authorizing the adoption of the New Stock Incentive Plan (the “Stock Incentive Plan Resolution”) will be substantively as follows:

“BE IT HEREBY RESOLVED as an ordinary resolution of the Company that:

1.	the New Stock Incentive Plan (the “Stock Incentive Plan”), substantially in the form attached as Schedule “B” to the management information circular of the Company dated April 10, 2023, is hereby approved with effect as at, or immediately after, the annual general meeting of shareholders of the Company held on May 10, 2023, or such other time or date as the board of directors of the Company (the "Board") may determine;

2.	an aggregate of 2,500,000 common shares of the Company (“Shares”) are reserved, set aside and allotted for issuance under the New Stock Incentive Plan, including up to 2,500,000 Shares for issuance under Incentive Stock Options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder, representing 18.84% of the total number of issued and outstanding Shares as of the date of implementation of the New Stock Incentive Plan, subject to adjustment as provided in the New Stock Incentive Plan;

3.	any director or officer be and is hereby authorized to make any and all additions, deletions and modifications to the New Stock Incentive Plan as may be necessary or advisable to give effect to this ordinary resolution or as may be required by applicable regulatory authorities including any stock exchange on which the Shares are or will be listed; and

4.	any director or officer be and is hereby authorized, to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this resolution; and notwithstanding approval of the shareholders of the Company as herein provided, the Board may, in its sole discretion, determine not to adopt the New Stock Incentive Plan without further approval of the shareholders of the Company.”

The form of the New Stock Incentive Plan Resolution is subject to such amendments as management may propose at the Meeting, but which do not materially affect the substance of the resolution.

To be adopted, Shareholders need to pass an ordinary resolution approving the New Stock Incentive Plan Resolution. If Shareholders do not approve the New Stock Incentive Plan Resolution, the Company's current Option Plan will continue to be in effect. The Board unanimously recommends that Shareholders vote in favour of the New Stock Incentive Plan Resolution. Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the approval the New Stock Incentive Plan Resolution.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at its office at 9th Floor, 1021 West Hastings Street, Vancouver BC, V6E 0C3, to request copies of the Company’s financial statements and the related MD&A. Financial information is provided in the Company’s comparative annual financial statements and MD&A for its most recently completed financial year and in the financial statements and MD&A for subsequent financial periods, which are available on SEDAR at www.sedar.com and on the Company’s website at www.austin.gold.

Other Matters

Other than the above, management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board.

Dated at Vancouver, British Columbia as of this 10th day of April, 2023.

ON BEHALF OF THE BOARD OF DIRECTORS OF AUSTIN GOLD CORP.

“Dennis Higgs”

Dennis Higgs
President and Director

Schedule “A”

AUDIT COMMITTEE CHARTER

AUSTIN GOLD CORP

(the “Company”)

AUSTIN GOLD CORP.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1.	Mandate

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors (the “Board”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the senior management of Austin Gold Corp. (the “Company”) to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to oversee the Company’s accounting and financial reporting processes and internal control system;
•	Review the Company’s financial statements and management’s discussion and analysis (“MD&A”);
•	Oversee the audit of the Company’s financial statements;
•	Oversee the Company’s compliance with legal and regulatory requirements as they relate to accounting and financial controls and anti-corruption and bribery issues;
•	Oversee, review and appraise the independence and the performance of the Company’s external auditors; and
•	Provide an open avenue of communication among the Company’s auditors, senior management and the Board.

2.	Composition and Operation

The Committee shall be comprised of three or more directors as determined by the Board. Each of these directors shall be “independent” as required by the applicable rules of the Company’s regulators, including Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the NYSE American LLC, including Sections 803A and 803B(2) of the NYSE American LLC Company Guide and such other requirements of the NYSE American Company Guide as may become applicable in the future and the rules of any other stock exchanges on which the Company is listed. No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

All members of the Committee shall be, in the determination of the Board, “financially literate”, as that term is defined by Section 803B(2) of the NYSE American LLC Company Guide, as amended from time to time. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's statement of financial position, statement of loss and comprehensive loss and statement of cash flows. At least one member of the Committee must be “financially sophisticated,” as that term is defined in Section 803B(2) of the NYSE American LLC Company Guide, and must be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K of the Exchange Act.

The Committee members shall be appointed by the Board annually and the Board may at any time remove or replace any member of the Committee and may fill any vacancy with another Board member, as required.

The Board shall appoint a chair (the “Chair”) from among the Committee members. If the Chair is not present at any meeting of the Committee, one of the other Committee members present at the meeting shall be chosen by the Committee to preside as the chairperson at the meeting.

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its role to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

A majority of members shall constitute a quorum for meetings of the Committee, present in person or via telephone or via other telecommunication device that permits all persons participating in the meeting to speak and hear one another.

The Committee shall fix its own procedures for meetings, keep records of its proceedings, and report to the Board routinely.

The Committee shall hold in-camera sessions at each meeting, during which the members of the Committee shall meet in the absence of management.

The Committee may act by unanimous written consent of its members. A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting.

No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present, or by a unanimous written consent.

Members shall be provided with a minimum of 48 hours’ notice of meetings. The notice period may be waived by a quorum of the Committee.

3.	Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

•	Review this Charter annually, and recommend to the Board any necessary amendments;

•	Review the Code of Business Conduct and Ethics annually, and recommend to the Board any necessary amendments;

•	Review the Communications and Corporate Disclosure Policy annually, and recommend to the Board any necessary amendments;

•	Review and recommend to the Board for approval the audited annual financial statements, with the report of the external auditor, and corresponding MD&A prior to public dissemination and filing with securities regulatory authorities;

•	Review and approve, or recommend to the Board for approval, the quarterly financial statements of the Company and corresponding MD&A prior to public dissemination and filing with securities regulatory authorities;

•	Review any other financial disclosure documents that contain material financial information about the Company requiring approval by the Board prior to public dissemination and/or filing with any governmental and/or regulatory authority, including, but not limited to press releases, annual reports, annual information forms, and prospectuses or registration statements; and

•	Review the Company’s disclosure in the Management Information Circular including Committee’s composition and responsibilities and how they are discharged.

External Auditors

“External auditor” as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:

•	Review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;
•	Make recommendations to the Board with respect to the compensation of the external auditor, assess whether fees and any other compensation to be paid to the external auditor for audit or non-audit services are appropriate to enable an audit to be conducted and to maintain the independence of the external auditor;
•	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with The Public Company Accounting Oversight Board Rule 3526;
•	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;
•	Take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors;
•	Recommend to the Board the appointment, retention and replacement of the external auditors nominated annually for shareholder approval;
•	Oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;
•	At each year-end audit meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;
•	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;
•	Review with management and the external auditors the audit plan for the year-end financial statements;
•	Review with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company’s financial reporting or accounting policies; and
•	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
o	the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

o	such services were not recognized by the Company at the time of the engagement to be non-audit services; and
o	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

The CFO of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

Financial Reporting Processes

•	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external;
•	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;
•	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;
•	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;

•	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

•	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters;

•	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;
•	Establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;
•	Review the certification process;
•	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
•	Carry out a review designed to ensure that an effective “whistle blowing” procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual; and
•	Review any related-party transactions.

Ethical and Legal Compliance and Risk Management

•	Review the integrity of the Chief Executive Officer (“CEO”) and other senior management and ensure that the CEO and other senior management strive to create a culture of integrity throughout the Company;
•	Review the adequacy, appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems, financial controls and management reporting; and

•	In conjunction with any other committee designated by the Board from time to time, review major financial, audit and accounting related risks and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks.

Anti-Bribery and Anti-Corruption

•	Review the principal anti-bribery and anti-corruption risks in the Company’s business activities and provide oversight of appropriate systems to manage such risk as applicable to the Company;
•	Review and monitor the anti-bribery and anti-corruption policies and activities of the Company on behalf of the Board to ensure compliance with applicable laws, legislation and policies as they relate to anti-corruption and anti-bribery issues; and
•	In the event of the occurrence of a corruption or bribery incident, receive and review, without delay, a report from management detailing the nature of the incident. Such report is to be made to the Committee in its entirety, and the Committee will immediately inform the Board at large, which will review the incident and determine the Company’s disclosure obligations, if any.

4.	Authority

The Committee:

•	Has the authority to communicate directly with officers and employees of the Company, its auditors, and legal counsel and to provide such information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.
•	This extends to requiring the external auditor to report directly to the Committee;
•	Has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors; and
•	Shall be provided appropriate funding from the Company, as determined by the Committee for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisors employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall also have such other powers and duties as delegated to it by the Board.

5.	Accountability

The Committee Chair has the responsibility to report to the Board, as requested, on accounting and financial matters relative to the Company.

The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

Last reviewed and approved by the Audit Committee on March 15, 2023.

Schedule “B”

STOCK INCENTIVE PLAN

(see attached)

AUSTIN GOLD CORP.
2023 STOCK INCENTIVE PLAN

Section 1.               Purpose.

The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, independent contractors, advisors and non-employee Directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company’s business and to compensate such persons through various stock-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company’s shareholders.

Section 2.               Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

(a)           “Affiliate” shall mean (i) any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in each case as determined by the Committee.

(b)           “Award” shall mean any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Dividend Equivalent or Other Stock-Based Award granted under the Plan.

(c)           “Award Agreement” shall mean any written agreement, contract or other instrument or document evidencing an Award granted under the Plan (including a document in an electronic medium executed in accordance with the requirements of Section 9(b)).

(d)           “Board” shall mean the Board of Directors of the Company.

(e)           “Change in Control” shall mean any one of the following events for Awards granted under the Plan:

(i)	a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its Affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully diluted basis) of the Company or its successor;

(ii)	the sale, exchange or other disposition to a person other than an Affiliate of the Company of all, or substantially all of the Company’s assets;

(iii)	a resolution is adopted to wind up, dissolve or liquidate the Company;

(iv)	a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or

(v)	any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor Company (regardless of whether a meeting has been called to elect directors).

(vi)	For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.

(f)            “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(g)           “Committee” shall mean the Compensation Committee of the Board or any successor committee of the Board designated by the Board to administer the Plan. The Committee shall be comprised of not less than such number of Directors as shall be required to permit Awards granted under the Plan to qualify under Rule 16b-3, and each member of the Committee shall be a “Non-Employee Director” within the meaning of Rule 16b-3.

(h)           “Company” shall mean Austin Gold Corp., a company incorporated under the Business Corporations Act (British Columbia) on April 21, 2020, or any successor corporation.

(i)            “Director” shall mean a member of the Board.

(j)            “Dividend Equivalent” shall mean any right granted under Section 6(d) of the Plan.

(k)           “Eligible Person” shall mean any employee, officer, non-employee Director, consultant, independent contractor or advisor providing services to the Company or any Affiliate, or any such person to whom an offer of employment or engagement with the Company or any Affiliate is extended. An Eligible Person must be a natural person, and may only be granted an Award in connection with the provision of services not related to capital raising or promoting or maintaining a market for the Shares.

(l)            “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(m)          “Fair Market Value” shall mean, with respect to any property (including, without limitation, any Shares or other securities), the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee. Notwithstanding the foregoing, unless otherwise determined by the Committee, the Fair Market Value of Shares on a given date for purposes of the Plan shall be the closing sale price of the Shares as reported on the NYSE American Exchange on such date, or if the NYSE American Exchange is not open for trading on such date, on the most recent preceding date when the NYSE American Exchange is open for trading.

(n)           “Incentive Stock Option” shall mean an option granted under Section 6(a) of the Plan that is intended to meet the requirements of Section 422 of the Code or any successor provision.

(o)          “Non-Qualified Stock Option” shall mean an option granted under Section 6(a) of the Plan that is not intended to be an Incentive Stock Option.

(p)           “Option” shall mean an Incentive Stock Option or a Non-Qualified Stock Option to purchase Shares of the Company.

(q)           “Other Stock-Based Award” shall mean any right granted under Section 6(e) of the Plan.

(r)            “Participant” shall mean an Eligible Person designated to be granted an Award under the Plan.

(s)           “Person” shall mean any individual or entity, including a corporation, partnership, limited liability company, association, joint venture or trust.

(t)            “Plan” shall mean this Austin Gold Corp. 2023 Stock Incentive Plan, as amended from time to time.

(u)           “Prior Stock Plans” shall mean the Stock Option Plan Amended and Restated as of July 5, 2021.

(v)           “Restricted Stock” shall mean any Share granted under Section 6(c) of the Plan.

(w)          “Restricted Stock Unit” shall mean any unit granted under Section 6(c) of the Plan evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) at some future date.

(x)            “Rule 16b-3” shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation.

(y)           “Section 409A” shall mean Section 409A of the Code, or any successor provision, and applicable Treasury Regulations and other applicable guidance thereunder.

(z)            “Securities Act” shall mean the Securities Act of 1933, as amended.

(aa)         “Shares” shall mean common shares, without par value, of the Company (or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 4(c) of the Plan).

(bb)         “Specified Employee” shall mean a specified employee as defined in Section 409A(a)(2)(B) of the Code or applicable proposed or final regulations under Section 409A, determined in accordance with procedures established by the Company and applied uniformly with respect to all plans maintained by the Company that are subject to Section 409A.

(cc)         “Stock Appreciation Right” shall mean any right granted under Section 6(b) of the Plan.

Section 3.               Administration.

(a)           Power and Authority of the Committee. The Plan shall be administered by the Committee. Subject to the express provisions of the Plan, the constating documents of the Company, and applicable law, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each Award; (iv) determine the terms and conditions of any Award or Award Agreement, including any terms relating to the forfeiture of any Award and the forfeiture, recapture or disgorgement of any cash, Shares or other amounts payable with respect to any Award; (v) amend the terms and conditions of any Award or Award Agreement, subject to the limitations under Sections 6 and 7; (vi) accelerate the exercisability of any Award or the lapse of any restrictions relating to any Award, subject to the limitations in Sections 6 and 7, (vii) determine whether, to what extent and under what circumstances Awards may be exercised or settled in cash, Shares, other securities, other Awards or other property (excluding promissory notes), or canceled, forfeited or suspended, subject to the limitations in Sections 6 and 7; (viii) determine whether, to what extent and under what circumstances amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or the Committee, subject to the requirements of Section 409A; (ix) interpret and administer the Plan and any instrument or agreement, including an Award Agreement, relating to the Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan; and (xii) adopt such modifications, rules, procedures and sub-plans as may be necessary or desirable to comply with provisions of the laws of non U.S. jurisdictions in which the Company or an Affiliate may operate, including, without limitation, establishing any special rules for Affiliates, Eligible Persons or Participants located in any particular country, in order to meet the objectives of the Plan and to ensure the viability of the intended benefits of Awards granted to Participants located in such non United States jurisdictions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award or Award Agreement shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Participant, any holder or beneficiary of any Award or Award Agreement, and any employee of the Company or any Affiliate.

(b)           Delegation. The Committee may delegate its powers and duties under the Plan to one or more Directors or officers of the Company, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion; provided, however, that the Committee shall not delegate its powers and duties under the Plan (i) with regard to grants of Awards to be made to officers of the Company or any Affiliate who are subject to Section 16 of the Exchange Act or (ii) in such a manner as would cause the Plan not to comply with the requirements of applicable exchange rules or applicable corporate law.

(c)           Power and Authority of the Board of Directors. Notwithstanding anything to the contrary contained herein, (i) the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Committee under the Plan, unless the exercise of such powers and duties by the Board would cause the Plan not to comply with the requirements of Rule 16b-3; and (ii) only the Committee (or another committee of the Board comprised of directors who qualify as independent directors within the meaning of the independence rules of any applicable securities exchange where the Shares are then listed) may grant Awards to Directors who are not also employees of the Company or an Affiliate.

Section 4.               Shares Available for Awards.

(a)           Shares Available. Subject to adjustment as provided in Section 4(c) of the Plan, the aggregate number of Shares that may be issued under all Awards under the Plan shall equal:

(i)	2,500,000 Shares, plus

(ii)	any unused Shares available for awards under the Prior Stock Plans as of May 10th, 2023, plus

(iii)	any Shares subject to any outstanding award under the Prior Stock Plans that, after May 10th, 2023, are not purchased or are forfeited, paid in cash or reacquired by the Company (subject to the limitations in Section 4(b) below), or otherwise not delivered to the Participant due to termination or cancellation of such award.

On and after shareholder approval of this Plan, no awards shall be granted under the Prior Stock Plans, but all outstanding awards previously granted under the Prior Stock Plans shall remain outstanding and subject to the terms of the Prior Stock Plans.

The aggregate number of Shares that may be issued under all Awards under the Plan shall be reduced by Shares subject to Awards issued under the Plan in accordance with the Share counting rules described in Section 4(b) below. When determining the Shares added to and subtracted from the aggregate reserve under paragraphs (ii) and (iii) above, the number of Shares added or subtracted shall be also determined in accordance with the Share counting rules described in Section 4(b) below.

(b)          Counting Shares. For purposes of this Section 4, except as set forth in this Section 4(b) below, if an Award entitles the holder thereof to receive or purchase Shares, the number of Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under the Plan:

(i)	Shares Added Back to Reserve. Subject to the limitations in (ii) below, if any Shares covered by an Award or to which an Award relates are not purchased or are forfeited or are reacquired by the Company, or if an Award otherwise terminates or is cancelled without delivery of any Shares, then the number of Shares counted against the aggregate number of Shares available under the Plan with respect to such Award, to the extent of any such forfeiture, reacquisition by the Company, termination or cancellation, shall again be available for granting Awards under the Plan

(ii)	Shares Not Added Back to Reserve. Notwithstanding anything to the contrary in (i) above, the following Shares will not again become available for issuance under the Plan: (A) any Shares which would have been issued upon any exercise of an Option but for the fact that the exercise price was paid by a “net exercise” or any Shares tendered in payment of the exercise price of an Option; (B) any Shares withheld by the Company or Shares tendered to satisfy any tax withholding obligation with respect to an Award; (C) Shares covered by a stock-settled Stock Appreciation Right issued under the Plan that are not issued in connection with settlement in Shares upon exercise; or (D) Shares that are repurchased by the Company using Option exercise proceeds.

(iii)	Cash-Only Awards. Awards that do not entitle the holder thereof to receive or purchase Shares shall not be counted against the aggregate number of Shares available for Awards under the Plan.

(iv)	Substitute Awards Relating to Acquired Entities. Shares issued under Awards granted in substitution for awards previously granted by an entity that is acquired by or merged with the Company or an Affiliate shall not be counted against the aggregate number of Shares available for Awards under the Plan.

(c)           Adjustments. In the event that any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company or other similar corporate transaction or event affects the Shares such that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares (or other securities or other property) that thereafter may be made the subject of Awards, (ii) the number and type of Shares (or other securities or other property) subject to outstanding Awards, (iii) the purchase or exercise price with respect to any Award and (iv) the limitations contained in Section 4(d) of the Plan.

(d)           Limitation for Awards Granted to Non-Employee Directors. Notwithstanding any provision to the contrary in the Plan, the sum of the grant date fair value of equity-based Awards (such value computed as of the date of grant in accordance with applicable financial accounting rules) and the amount of any cash-based compensation granted to a non-employee Director during any calendar year shall not exceed $600,000. The independent members of the Board may make exceptions to this limit for a non-executive chair of the Board, provided that the non-employee Director receiving such additional compensation may not participate in the decision to award such compensation

Section 5.               Eligibility.

Any Eligible Person shall be eligible to be designated as a Participant. In determining which Eligible Persons shall receive an Award and the terms of any Award, the Committee may take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contributions to the success of the Company or such other factors as the Committee, in its discretion, shall deem relevant. Notwithstanding the foregoing, an Incentive Stock Option may only be granted to full-time or part-time employees (which term as used herein includes, without limitation, officers and Directors who are also employees), and an Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a “subsidiary corporation” of the Company within the meaning of Section 424(f) of the Code or any successor provision. Further, notwithstanding the foregoing, Options and Stock Appreciation Rights shall not be granted to an Eligible Person providing direct services to an Affiliate unless the Company has a “controlling interest” in such Affiliate within the meaning of Treas. Reg. Sec. 1.409A-1(b)(5)(iii)(E)(1).

Section 6.               Awards.

(a)           Options. The Committee is hereby authorized to grant Options to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i)	Exercise Price. The purchase price per Share purchasable under an Option shall be determined by the Committee and shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option; provided, however, that the Committee may designate a per share exercise price below Fair Market Value on the date of grant if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Company or an Affiliate.

(ii)	Option Term. The term of each Option shall be fixed by the Committee (at the date of grant) but shall not be longer than 10 years from the date of grant.

(iii)	Time and Method of Exercise. The Committee shall determine the time or times at which an Option may be exercised within the Option term, either in whole or in part, and the method of exercise, except that any exercise price tendered shall be in either cash, Shares having a Fair Market Value on the exercise date equal to the applicable exercise price or a combination thereof, as determined by the Committee.

(A)	Promissory Notes. For avoidance of doubt, the Committee may not accept a promissory note as consideration.

(B)	Net Exercises. The terms of any Option may be written to permit the Option to be exercised by delivering to the Participant a number of Shares having an aggregate Fair Market Value (determined as of the date of exercise) equal to the excess, if any, of the Fair Market Value of the Shares underlying the Option being exercised, on the date of exercise, over the exercise price of the Option for such Shares.

(iv)	Incentive Stock Options. Notwithstanding anything in the Plan to the contrary, the following additional provisions shall apply to the grant of stock options which are intended to qualify as Incentive Stock Options.

(A)	The aggregate number of Shares that may be issued under all Incentive Stock Options under the Plan shall be 2,500,000 Shares.

(B)	To the extent that the aggregate Fair Market Value (determined at the time of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Non-Qualified Stock Options, notwithstanding any contrary provision of the applicable Award Agreement(s).

(C)	All Incentive Stock Options must be granted within ten years from the earlier of the date on which this Plan was adopted by the Board or the date this Plan was approved by the shareholders of the Company.

(D)	Unless sooner exercised, all Incentive Stock Options shall expire and no longer be exercisable no later than 10 years after the date of grant; provided, however, that in the case of a grant of an Incentive Stock Option to a Participant who, at the time such Option is granted, owns (within the meaning of Section 422 of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its Affiliates, such Incentive Stock Option shall expire and no longer be exercisable no later than five years from the date of grant.

(E)	The purchase price per Share for an Incentive Stock Option shall be not less than 100% of the Fair Market Value of a Share on the date of grant of the Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a Participant who, at the time such Option is granted, owns (within the meaning of Section 422 of the Code) shares possessing more than 10% of the total combined voting power of all classes of shares of the Company or of its Affiliates, the purchase price per Share purchasable under an Incentive Stock Option shall be not less than 110% of the Fair Market Value of a Share on the date of grant of the Incentive Stock Option.

(F)	Any Incentive Stock Option authorized under the Plan shall contain such other provisions as the Committee shall deem advisable, but shall in all events be consistent with and contain all provisions required in order to qualify the Option as an Incentive Stock Option.

(b)           Stock Appreciation Rights. The Committee is hereby authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms of the Plan and any applicable Award Agreement. A Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive upon exercise thereof the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the Stock Appreciation Right as specified by the Committee, which price shall not be less than 100% of the Fair Market Value of one Share on the date of grant of the Stock Appreciation Right; provided, however, that the Committee may designate a grant price below Fair Market Value on the date of grant if the Stock Appreciation Right is granted in substitution for a stock appreciation right previously granted by an entity that is acquired by or merged with the Company or an Affiliate. Subject to the terms of the Plan and any applicable Award Agreement, the grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Committee (except that the term of each Stock Appreciation Right shall be subject to the same limitations in Section 6(a)(ii) applicable to Options). The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate.

(c)           Restricted Stock and Restricted Stock Units. The Committee is hereby authorized to grant an Award of Restricted Stock and Restricted Stock Units to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i)	Restrictions. Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Committee may deem appropriate. For purposes of clarity and without limiting the Committee’s general authority under Section 3(a) but subject to any specific limitations in Sections 6 and 7, vesting of such Awards may, at the Committee’s discretion, be conditioned upon the Participant’s completion of a specified period of service with the Company or an Affiliate, or upon the achievement of one or more performance goals established by the Committee, or upon any combination of service-based and performance-based conditions. Notwithstanding the foregoing, rights to dividend or Dividend Equivalent payments shall be subject to the limitations described in Section 6(d).

(ii)	Issuance and Delivery of Shares. Any Restricted Stock granted under the Plan shall be issued at the time such Awards are granted and may be evidenced in such manner as the Committee may deem appropriate, including book entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company or held in nominee name by the stock transfer agent or brokerage service selected by the Company to provide such services for the Plan. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock. Shares representing Restricted Stock that are no longer subject to restrictions shall be delivered (including by updating the book entry registration) to the Participant promptly after the applicable restrictions lapse or are waived. In the case of Restricted Stock Units, no Shares shall be issued at the time such Awards are granted. Upon the lapse or waiver of restrictions and the restricted period relating to Restricted Stock Units evidencing the right to receive Shares, such Shares shall be issued and delivered to the holder of the Restricted Stock Units.

(d)           Dividend Equivalents. The Committee is hereby authorized to grant Dividend Equivalents to Eligible Persons under which the Participant shall be entitled to receive payments (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Committee) equivalent to the amount of cash dividends paid by the Company to holders of Shares with respect to a number of Shares determined by the Committee. Subject to the terms of the Plan and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Committee shall determine. Notwithstanding the foregoing, the Committee may not grant Dividend Equivalents to Eligible Persons in connection with grants of Options, Stock Appreciation Rights or other Awards the value of which is based solely on an increase in the value of the Shares after the grant of such Award.

(e)           Other Stock-Based Awards. The Committee is hereby authorized to grant to Eligible Persons such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as are deemed by the Committee to be consistent with the purpose of the Plan. The Committee shall determine the terms and conditions of such Awards, subject to the terms of the Plan and any applicable Award Agreement. No Award issued under this section shall contain a purchase right or an option-like exercise feature.

(f)            General.

(i)	Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as may be determined by the Committee or required by applicable law; provided however that upon the exercise, conversion or settlement of any Awards, Shares may not be issued until the full amount of the consideration, fixed by the Board in accordance with applicable law, has been paid; and provided further however that the Board has satisfied itself that the value of the consideration fixed equals or exceeds the aggregate value of the Shares issued, and the value attributed to the consideration does not exceed the fair market value of the consideration.

(ii)	Awards May Be Granted Separately or Together. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with or in substitution for any other Award or any award granted under any other plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any other plan of the Company or any Affiliate may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(iii)	Limits on Transfer of Awards. No Award (other than fully vested and unrestricted Shares issued pursuant to any Award) and no right under any such Award shall be transferable by a Participant other than by will or by the laws of descent and distribution, and no Award (other than fully vested and unrestricted Shares issued pursuant to any Award) or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate. The Committee shall have the discretion to permit the transfer of Awards; provided, however, that such transfers shall be in accordance with the rules of Form S-8 (e.g., limited to immediate family members of Participants, trusts and partnerships established for the primary benefit of such family members or to charitable organizations); and provided, further, that such transfers shall not be made for consideration to the Participant. The Committee may also establish procedures as it deems appropriate for a Participant to designate a person or persons, as beneficiary or beneficiaries, to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant’s death.

(iv)	Restrictions; Securities Exchange Listing. All Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such restrictions as the Committee may deem advisable under the Plan, applicable federal, state or provincial securities laws or other laws, rules or and regulatory requirements, and the Committee may cause appropriate entries to be made with respect to, or legends to be placed on the certificates for, such Shares or other securities to reflect such restrictions. The Company shall not be required to deliver any Shares or other securities covered by an Award unless and until the requirements of any federal, state or provincial securities laws or other laws, rules or regulations (including the rules of any securities exchange) as may be determined by the Company to be applicable are satisfied.

(v)	Prohibition on Option and Stock Appreciation Right Repricing. Except as provided in Section 4(c) hereof, the Committee may not, without prior approval of the Company’s shareholders, seek to effect any re-pricing of any previously granted, “underwater” Option or Stock Appreciation Right by: (i) amending or modifying the terms of the Option or Stock Appreciation Right to lower the exercise price; (ii) canceling the underwater Option or Stock Appreciation Right and granting either (A) replacement Options or Stock Appreciation Rights having a lower exercise price; or (B) Restricted Stock, Restricted Stock Units or Other Stock-Based Award in exchange; or (iii) cancelling or repurchasing the underwater Option or Stock Appreciation Right for cash or other securities. An Option or Stock Appreciation Right will be deemed to be “underwater” at any time when the Fair Market Value of the Shares covered by such Award is less than the exercise price of the Award.

(vi)	Section 409A Provisions. Notwithstanding anything in the Plan or any Award Agreement to the contrary, to the extent that any amount or benefit that constitutes “deferred compensation” to a Participant under Section 409A of the Code and applicable guidance thereunder is otherwise payable or distributable to a Participant under the Plan or any Award Agreement solely by reason of the occurrence of a Change of Control or due to the Participant’s disability or “separation from service” (as such term is defined under Section 409A), such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless the Committee determines in good faith that (i) the circumstances giving rise to such Change of Control, disability or separation from service meet the definition of a change in ownership or control, disability or separation from service, as the case may be, in Section 409A(a)(2)(A) of the Code and applicable proposed or final regulations, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise. Any payment or distribution that otherwise would be made to a Participant who is a Specified Employee (as determined by the Committee in good faith) on account of separation from service may not be made before the date which is 6 months after the date of the Specified Employee’s separation from service (or if earlier, upon the Specified Employee’s death) unless the payment or distribution is exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise.

(vii)	Treatment of Awards Upon Corporate Transaction. No Award Agreement shall accelerate the exercisability of any Award or the lapse of restrictions relating to any Award in connection with any corporate transaction described in Section 7(b) other than a Change of Control, and such acceleration shall only occur upon the consummation of (or effective immediately prior to the consummation of, provided that the consummation subsequently occurs) a Change of Control.

Section 7.               Amendment and Termination; Corrections.

(a)           Amendments to the Plan. The Board may amend, alter, suspend, discontinue or terminate the Plan at any time; provided, however, that, notwithstanding any other provision of the Plan or any Award Agreement, prior approval of the shareholders of the Company shall be required for any amendment to the Plan that:

(i)	requires shareholder approval under federal, state or provincial securities laws, or the rules or regulations of the Securities and Exchange Commission, the NYSE American or any other securities exchange, in each case, that are applicable to the Company;

(ii)	increases the number of shares authorized under the Plan as specified in Section 4(a) of the Plan;

(iii)	increases the value contained in [●] of the Plan;

(iv)	permits repricing of Options or Stock Appreciation Rights, which is currently prohibited by Section 6(f) of the Plan;

(v)	permits the award of Options or Stock Appreciation Rights at a price less than 100% of the Fair Market Value of a Share on the date of grant of such Option or Stock Appreciation Right, contrary to the provisions of Sections 6(a)(i) and 6(b) of the Plan; and

(vi)	increases the maximum term permitted for Options and Stock Appreciation Rights as specified in Sections 6(a)(ii) and 6(b).

(b)           Amendments to Awards; Corporate Transactions. The Committee may amend the terms of any previously granted Award, provided that no amendment to the terms of any previously granted Award may (except as expressly provided in the Plan) materially and adversely alter or impair the terms or conditions of the Award previously granted to a Participant under this Plan without the written consent of the Participant or holder thereof. However, in the event of any reorganization, merger, consolidation, split up, spin off, combination, plan of arrangement, take-over bid or tender offer, repurchase or exchange of Shares or other securities of the Company or any other similar corporate transaction or event involving the Company (or the Company shall enter into a written agreement to undergo such a transaction or event), the Committee or the Board may, in its sole discretion, provide for any of the following to be effective upon the consummation of the event (or effective immediately prior to the consummation of the event, provided that the consummation of the event subsequently occurs), and no action taken under this Section 7(b) shall be deemed to impair or otherwise adversely alter the rights of any holder of an Award or beneficiary thereof:

(i)	either (A) termination of the Award, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the Award or realization of the Participant’s vested rights (and, for the avoidance of doubt, if, as of the date of the occurrence of the transaction or event described in this Section 7(b)(i)(A), the Committee or the Board determines in good faith that no amount would have been attained upon the exercise of the Award or realization of the Participant’s rights, then the Award may be terminated by the Company without any payment) or (B) the replacement of the Award with other similar rights or property selected by the Committee or the Board, with appropriate adjustments as to the number and kind of shares and prices;

(ii)	that the Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii)	that, subject the limitations in Section 6(f), the Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the applicable Award Agreement; or

(iv)	that the Award cannot vest, be exercised or become payable after a date certain in the future, which may be the effective date of the event;

(c)           Correction of Defects, Omissions and Inconsistencies. The Committee, without prior approval of the shareholders of the Company, may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Plan.

Section 8.               Income Tax Withholding.

In order to comply with all applicable federal, state, local or foreign income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable federal, state, local or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant. Without limiting the foregoing, in order to assist a Participant in paying all or a portion of the applicable taxes to be withheld or collected upon exercise or receipt of (or the lapse of restrictions relating to) an Award, the Committee, in its discretion and subject to such additional terms and conditions as it may adopt, may permit the Participant to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes (subject to any applicable limitations under ASC Topic 718 to avoid adverse accounting treatment) or (b) delivering to the Company Shares other than Shares issuable upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

Section 9.               General Provisions.

(a)           No Rights to Awards. No Eligible Person, Participant or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

(b)           Award Agreements. No Participant shall have rights under an Award granted to such Participant unless and until an Award Agreement shall have been signed by the Participant (if requested by the Company), or until such Award Agreement is delivered and accepted through an electronic medium in accordance with procedures established by the Company. An Award Agreement need not be signed by a representative of the Company unless required by the Committee. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Committee.

(c)           Plan Provisions Control. In the event that any provision of an Award Agreement conflicts with or is inconsistent in any respect with the terms of the Plan as set forth herein or subsequently amended, the terms of the Plan shall control.

(d)           No Rights of Shareholders. Neither a Participant nor the Participant’s legal representative shall be, or have any of the rights and privileges of, a shareholder of the Company with respect to any Shares issuable upon the grant, exercise or payment of any Award, in whole or in part, unless and until such Shares have been issued (and further subject to any restrictions thereon as provided in the applicable Award).

(e)           No Limit on Other Compensation Plans or Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation plans or arrangements, and such plans or arrangements may be either generally applicable or applicable only in specific cases.

(f)            No Right to Employment or Directorship. The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee of the Company or any Affiliate, or a Director to be retained as a Director, nor will it affect in any way the right of the Company or an Affiliate to terminate a Participant’s employment at any time, with or without cause. In addition, the Company or an Affiliate may at any time dismiss a Participant from employment free from any liability or any claim under the Plan or any Award, unless otherwise expressly provided in the Plan or in any Award Agreement.

(g)           Governing Law. The Plan and each Award Agreement issued pursuant to the Plan shall be governed by the laws of the province of British Columbia.

(h)           Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of the Plan or any such Award shall remain in full force and effect.

(i)            No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(j)            No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash shall be paid in lieu of any fractional Share or whether such fractional Share or any rights thereto shall be canceled, terminated or otherwise eliminated.

(k)           Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

Section 10.             Clawback or Recoupment.

All Awards under this Plan shall be subject to recovery or other penalties pursuant to (i) any Company clawback policy, as may be adopted or amended from time to time, or (ii) any applicable law, rule or regulation or applicable stock exchange rule, including, without limitation, Section 304 of the Sarbanes-Oxley Act of 2002, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and any applicable stock exchange listing rule adopted pursuant thereto.

Section 11.             Effective Date of the Plan; Effect on Prior Plan.

The Plan shall be subject to approval by the shareholders of the Company at the annual meeting of shareholders of the Company to be held on May 10, 2023 and the Plan shall be effective as of the date of such shareholder approval.

Section 12.             Term of the Plan.

Unless otherwise determined by the Board to terminate earlier, the Plan shall terminate at midnight on May 10, 2033. Awards may be granted under the Plan until the earlier to occur of termination of the Plan or the date on which all Shares available for Awards under the Plan have been purchased or acquired; provided, however, that Incentive Stock Options may not be granted following the 10-year anniversary of the Board’s adoption of the Plan. As long as any Awards are outstanding under the Plan, the terms of the Plan shall govern such Awards.

Adopted by the Board of Directors on ____________, 2023 subject to and effective upon shareholder approval.